SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2019

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2019 to March 31, 2019)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Subsidiaries and affiliates of KEPCO

	(As of March 31, 2019)
Classification	Consolidated subsidiaries	Associates and joint ventures	Total
Domestic	34	68	102
Overseas	75	48	123

Total	109	116	225

5. Major changes in management

On March 4, 2019, Mr. Kim, Sung-Arm was appointed as a standing director in replacement of Mr. Moon, Bong-Soo, whose term of office expired.

6. Changes in major shareholders

On December 31, 2014, Korea Development Bank merged with Korea Finance Corporation, and became the largest shareholder of KEPCO.

7. Information regarding KEPCO shares

A.	Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: KEPCO did not pay any dividends for fiscal year of 2018. Dividend payments for fiscal year 2017 and 2016 were Won 790 and Won 1,980 per share respectively.

II. Business Overview

1. Consolidated financial results by segment for the first three-month period ended March 31, 2019 and 2018

	(In billions of Won)
	January to March 2018		January to March 2019
	Sales	Operating profit	Sales	Operating profit
Electricity sales	15,564	-1,442	15,118	-2,411
Nuclear generation	1,962	182	2,557	655
Thermal generation	7,726	1,230	7,357	1,103
Others(*)	784	69	720	68
Subtotal	26,036	39	25,752	-585
Adjustment for related-party transactions	-10,330	-167	-10,504	-45

Total	15,706	-128	15,248	-630

•	The figures may not add up to the relevant total numbers due to rounding.

(*)	Others relate to subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

2. Changes in unit prices of major products

	(In Won per kWh)
Business sector		Company	January to March 2018	January to March 2019
Electricity sold	Residential	KEPCO	111.06	109.24
	Commercial		128.54	130.09
	Educational		99.62	100.77
	Industrial		109.19	107.86
	Agricultural		47.67	47.96
	Street lighting		110.02	110.06
	Overnight usage		72.84	72.78
Electricity from nuclear generation	Nuclear Generation	KHNP	69.16	68.33
Electricity from thermal generation	Thermal generation	KOSEP	88.31	102.67
		KOMIPO	101.86	110.90
		KOWEPO	105.07	115.29
		KOSPO	104.21	106.49
		EWP	99.90	108.96

3. Power purchase from generation companies for the first three-month period ended March 31, 2019

Company	Volume (MWh)	Expense (In billions of Won)
KHNP	36,809	2,500
KOSEP	15,452	1,566
KOMIPO	11,565	1,277
KOWEPO	9,682	1,110
KOSPO	13,726	1,627
EWP	13,268	1,485
Others	39,502	5,257

Total	140,004	14,822

•	Excludes expense related to the renewable portfolio standard provisions and carbon emissions.

4. Intellectual property as of March 31, 2019

	Patents		Utility models	Designs	Trademarks		Total
	Domestic	Overseas			Domestic	Overseas
KEPCO	2,208	239	60	75	103	47	2,732
Generation subsidiaries	2,497	381	133	39	135	23	3,208

Total	4,705	620	193	114	238	70	5,940

III. Financial Information

1. Condensed consolidated financial results as of and for the first three-month period ended March 31, 2019

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to March 2018	January to March 2019	Change (%)		December 31, 2018	March 31, 2019	Change (%)
Sales	15,706	15,248	-2.9	Total assets	185,249	191,560	3.4
Operating profit	-128	-630	-393.6	Total liabilities	114,156	121,294	6.3
Net income	-250	-761	-203.9	Total equity	71,093	70,266	-1.2

2. Condensed separate financial results as of and for the first three-month period ended March 31, 2019

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to March 2018	January to March 2019	Change (%)		December 31, 2018	March 31, 2019	Change (%)
Sales	15,564	15,118	-2.9	Total assets	107,486	107,735	0.2
Operating profit	-1,442	-2,411	-67.2	Total liabilities	53,404	55,344	3.6
Net income	-622	-1,650	-165.3	Total equity	54,082	52,391	-3.1

IV. Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*	The Audit Committee consists of one standing director and two non-standing directors.

2. Board meetings and agendas for the first three-month period ended March 31, 2019

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
3	12	8	4

*	The audit committee held 3 meetings with 15 agendas (of which, 10 were approved as proposed and 5 were accepted as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type

January 23, 2019	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2019	Approved as proposed	Resolution

February 22, 2019	Approval to call for the annual general meeting of shareholders for the fiscal year 2018	Approved as proposed	Resolution
	Approval of amendment to the regulations on internal control over financial reporting	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2018	Approved as proposed	Resolution
	Approval of the maximum aggregate amount of remuneration for directors in 2019	Approved as proposed	Resolution
	Report on the annual management of commercial papers in 2018	Accepted as reported	Report
	Report on internal control over financial reporting for the fiscal year 2018	Accepted as reported	Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2018	Accepted as reported	Report

	Report on the audit result for 2018	Accepted as reported	Report
March 15, 2019	Approval of establishment of and contribution to subsidiaries for meter-reading and security services to transition non-permanent workers to permanent positions	Approved as proposed	Resolution
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	Approved as proposed	Resolution

4. Attendance Status of Non-standing directors

Date	Agenda	Kim, Chang- Joon	Yang, Bong- Ryull	Kim, Jwa- Kwan	Jung, Yeon- Gil	Noh, Geum- Sun	Choi, Seung- Kook	Park, Cheol- Su	Kim, Tai-Yoo

January 23, 2019	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	For	For	Absent	For	For	Absent	For	For
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2019	For	For	Absent	For	For	Absent	For	For

February 22, 2019	Approval to call for the annual general meeting of shareholders for the fiscal year 2018	For	For	For	For	For	For	For	For
	Approval of amendment to the regulations on internal control over financial reporting	For	For	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2018	For	For	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2019	For	For	For	For	For	For	For	For
	Report on the annual management of commercial papers in 2018				Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2018				Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2018				Agenda for Report
	Report on the audit result for 2018				Agenda for Report

March 15, 2019	Approval of establishment of and contribution to subsidiaries for meter-reading and security services to transition non-permanent workers to permanent positions	For	For	For	For	For	For	For	For
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For	For	For

Attendance Rate		100%	100%	66.7%	100%	100%	66.7%	100%	100%

5. Attendance Status of Standing directors

Date	Agenda	JongKap KIM	Lee, Jung- Hee	Kim, Hoe- Chun	Kim, Dong- Sub	Park, Hyung- Duck	Lim, Hyun- Seung	Kim, Sung- Arm
January 23, 2019	Approval to close the shareholders’ registry for extraordinary general meeting of shareholders	Absent	For	For	For	For	Absent
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2019	Absent	For	For	For	For	Absent
February 22, 2019	Approval to call for the annual general meeting of shareholders for the fiscal year 2018	For	For	For	For	For	For	Before Appointment
	Approval of amendment to the regulations on internal control over financial reporting	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2018	For	For	For	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2019	For	For	For	For	For	For
	Report on the annual management of commercial papers in 2018			Agenda for Report
	Report on internal control over financial reporting for the fiscal year 2018			Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2018			Agenda for Report
	Report on the audit result for 2018			Agenda for Report
March 15, 2019	Approval of establishment of and contribution to subsidiaries for meter-reading and security services to transition non-permanent workers to permanent positions	For	For	For	For	For	For	Absent
	Approval to consign contract administration regarding construction of distribution facilities to Public Procurement Service	For	For	For	For	For	For	Absent
Attendance Rate		66.7%	100%	100%	100%	100%	66.7%	0%

6. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 18, 2019	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
February 22, 2019	Approval of amendments to the guidelines for the handling of whistleblowing report and protection of whistleblowers	Approved as proposed	Resolution
	Approval of Audit plans for 2019	Approved as proposed	Resolution
	Approval of amendment to the regulations on internal control over financial reporting	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Approval of investigation result on the agendas for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2018	Approved as reported	Report
	Report on the evaluation on internal control over financial reporting for the fiscal year 2018	Approved as reported	Report
	Report on the audit result for fiscal year 2018	Approved as reported	Report
	Report on education plans for auditors in 2019	Approved as reported	Report
March 15, 2019	Approval of investigation result on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of amendments to guidelines for internal audit regulations and guideline for practice for KEPCO executives and staff members	Approved as proposed	Resolution
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Report on the auditing results by the independent auditor for the consolidated and separate financial statements for the fiscal year 2018	Approved as reported	Report

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspections with respect to the relevant divisions or offices.

7. Attendance Status of the Audit Committee

Date	Agenda	Noh, Geum-Sun	Jung, Yeon-Gil	Lee, Jung-Hee
January 18, 2019	Approval of appointment of independent auditors of subsidiaries	For	For	For
February 22, 2019	Approval of amendments to the guidelines for the handling of whistleblowing report and protection of whistleblowers	For	For	For
	Approval of Audit plans for 2019	For	For	For
	Approval of amendment to the regulations on internal control over financial reporting	For	For	For
	Prior approval for non-audit service for subsidiaries by the independent auditor	For	For	For
	Approval of investigation result on the agendas for the extraordinary general meeting of shareholders	For	For	For
	Report on internal control over financial reporting for the fiscal year 2018	For	For	For
	Report on the evaluation on internal control over financial reporting for the fiscal year 2018	For	For	For
	Report on the audit result for fiscal year 2018	For	For	For
	Report on education plans for auditors in 2019	For	For	For
March 15, 2019	Approval of investigation result on the agendas for the annual general meeting of shareholders	For	For	For
	Approval of auditor’s report for the annual general meeting of shareholders	For	For	For
	Approval of amendments to guidelines for internal audit regulations and guideline for practice for KEPCO executives and staff members	For	For	For
	Approval of appointment of independent auditors of subsidiaries	For	For	For
	Report on the auditing results by the independent auditor for the consolidated and separate financial statements for the fiscal year 2018	For	For	For
Attendance Rate		100%	100%	100%

V. Shareholders

1. List of shareholders as of February 7, 2019

		Number of shareholders	Shares owned	Percentage of total (%)
Government of the Republic of Korea		1	116,841,794	18.20
Korea Development Bank		1	211,235,264	32.90
Subtotal		2	328,077,058	51.10
National Pension Service		1	46,063,396	7.18
Public (Non-Koreans)	Common Shares	1,215	151,719,934	23.63
	American depositary shares (ADS)	1	28,144,998	4.39
Public (Koreans)		416,981	87,958,691	13.70

Total		418,200	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VI. Directors and employees as of and for the first three-month period ended March 31, 2019

(KEPCO Only)

1. Directors

					(In thousands of Won)
Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	240,623	40,104	Excluding the members of Audit Committee
Non-standing director		6	45,000	7,500
Member of Audit Committee	Standing director	1	30,502	30,502
	Non-standing director	2	15,000	7,500

2. Employees

(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non- regular	Total
Male	17,436	98	17,534	16.7	401,017,509	22,871
Female	4,372	62	4,434	13.4	81,440,701	18,367
Total	21,808	160	21,968	16.0	482,458,210	21,962

VII. Other Information Necessary for the Protection of Investors

1. Summary of shareholder’s meetings for the first three-month period ended March 31, 2019

Type	Agenda	Results

Extraordinary General Meeting held on March 4, 2019	Election of a Standing Director	Approved as proposed
Annual General Meeting held on March 22, 2019	Approval of financial statements for the fiscal year 2018	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2019	Approved as proposed

2. Pending legal proceedings as of March 31, 2019

	(In billions of Won)
Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	596	631
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	189	777

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kab-soon
Name:	Kim, Kab-soon
Title:	Vice President

Date: June 11, 2019

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

(With Independent Auditor’s Review Report Thereon)

Independent Auditor’s Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation:

Report on Review of Consolidated interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Group”), which comprise the consolidated interim statements of financial position as of March 31, 2019, the related consolidated interim statements of comprehensive income (loss), consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the three-month period ended March 31, 2019 and the notes to the accompanying consolidated interim financial statement, including a summary of significant accounting policies.

Management’s Responsibility for the Consolidated interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“KIFRS”) 1034 ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea(KGAAS). Consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 ‘Interim Financial Reporting’.

Other Matters

The consolidated interim statements of comprehensive income, consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the three-month period ended March 31, 2018, prepared in accordance with KIFRS 1034 and presented for comparative purpose, have been reviewed by KPMG Samjong Accounting Corp. whose review report dated May 15, 2018 expressed an unqualified review conclusion.

Moreover, the consolidated statement of financial position as of December 31, 2018, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KGAAS (not presented herein), whose report dated March 11, 2019 expressed an unqualified opinion. The accompanying consolidated statement of financial position as of December 31, 2018 presented for comparative purpose is not different, in all material respects, from the above audited consolidated statement of financial position.

May 15, 2019

This review report is effective as of May 15, 2019, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying consolidated interim financial statements and may result in modification to this review report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2019 and December 31, 2018

(Unaudited)

In millions of won	Note	March 31, 2019		December 31, 2018
Assets

Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	2,078,223	1,358,345
Current financial assets, net	5,6,9,11,12,13,45		3,587,042	2,359,895
Trade and other receivables, net	5,8,15,21,45,46,47		7,049,548	7,793,592
Inventories, net	14		6,929,042	7,188,253
Income tax refund receivables			59,856	143,214
Current non-financial assets	16		902,127	878,888
Assets held-for-sale	17, 42		22,102	22,881

Total current assets			20,627,940	19,745,068

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45		2,153,178	2,113,613
Non-current trade and other receivables, net	5,8,15,45,46,47		1,791,216	1,819,845
Property, plant and equipment, net	19,28,49		157,746,224	152,743,194
Investment properties, net	20,28		186,052	159,559
Goodwill	17		2,582	2,582
Intangible assets other than goodwill, net	22,28,46		1,305,524	1,225,942
Investments in associates	4,18		4,175,929	4,064,820
Investments in joint ventures	4,18		1,890,668	1,813,525
Deferred tax assets			1,332,825	1,233,761
Non-current non-financial assets	16		347,782	327,152

Total non-current assets			170,931,980	165,503,993

Total Assets	4	~~W~~	191,559,920	185,249,061

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2019 and December 31, 2018

(Unaudited)

In millions of won	Note	March 31, 2019		December 31, 2018
Liabilities

Current liabilities
Trade and other payables, net	5,23,25,45,47	~~W~~	6,382,231	6,405,395
Current financial liabilities, net	5,12,24,45,47		8,332,649	7,981,879
Income tax payables			551,323	285,420
Current non-financial liabilities	21,29,30		5,964,411	5,574,041
Current provisions	27,45		1,864,376	1,594,798

Total current liabilities			23,094,990	21,841,533

Non-current liabilities
Non-current trade and other payables, net	5,23,25,45,47		7,109,688	2,941,696
Non-current financial liabilities, net	5,12,24,45,47		55,089,833	53,364,911
Non-current non-financial liabilities	29,30		8,147,690	8,160,033
Employee benefits liabilities, net	26,45		1,890,471	1,645,069
Deferred tax liabilities			9,221,471	9,617,309
Non-current provisions	27,45		16,740,131	16,585,748

Total non-current liabilities			98,199,284	92,314,766

Total Liabilities	4	~~W~~	121,294,274	114,156,299

Equity

Contributed capital	1,31,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	32
Legal reserves			1,604,910	1,604,910
Voluntary reserves			34,785,425	35,906,267
Unappropriated retained earnings			14,245,047	14,007,942

			50,635,382	51,519,119

Other components of equity	34
Other capital surplus			1,234,571	1,234,825
Accumulated other comprehensive loss			(287,535)	(358,570)
Other equity			13,294,973	13,294,973

			14,242,009	14,171,228

Equity attributable to owners of the controlling company			68,930,969	69,743,925
Non-controlling interests	17, 33		1,334,677	1,348,837

Total Equity		~~W~~	70,265,646	71,092,762

Total Liabilities and Equity		~~W~~	191,559,920	185,249,061

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

In millions of won, except per share information	Note	March 31, 2019		March 31, 2018

Sales	4,35,45,47
Sales of goods		~~W~~	14,754,012	15,057,977
Sales of services			94,879	74,165
Sales of construction services	21		256,054	450,161
Revenue related to transfer of assets from customers			143,459	123,741

			15,248,404	15,706,044

Cost of sales	14,26,43,47
Cost of sales of goods			(14,891,171)	(14,687,736)
Cost of sales of services			(123,722)	(112,391)
Cost of sales of construction services			(237,015)	(423,838)

			(15,251,908)	(15,223,965)

Gross profit (loss)			(3,504)	482,079

Selling and administrative expenses	26,36,43,47		(626,376)	(609,692)

Operating loss	4		(629,880)	(127,613)

Other non-operating income	37		80,597	84,827

Other non-operating expense	37		(20,236)	(16,901)

Other gains (losses), net	38		(10,284)	54,056

Finance income	5,12,39		301,575	156,787

Finance expenses	5,12,40		(698,776)	(614,430)

Profit (loss) related to associates, joint ventures and subsidiaries	4,18
Share in profit of associates and joint ventures			205,732	261,581
Gain on disposal of investments in associates and joint ventures			6,200	—
Share in loss of associates and joint ventures			(30,543)	(58,552)
Loss on disposal of investments in associates and joint ventures			(2)	(2,184)

			181,387	200,845

Loss before income tax			(795,617)	(262,429)

Income tax expense (benefit)	41		(34,461)	(11,962)

Net loss for the period		~~W~~	(761,156)	(250,467)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

In millions of won, except per share information	Note	March 31, 2019		March 31, 2018

Other comprehensive income (loss)	5,12,26,32,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	26,32	~~W~~	(97,763)	(8,084)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		206	5,410
Net change in fair value of equity investments at fair value through other comprehensive income (loss)	34		18,871	19,084
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,12,34		5,263	(20,748)
Foreign currency translation of foreign operations, net of tax	34		24,237	(17,438)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		27,280	50,279

Other comprehensive loss, net of tax			(21,906)	28,503

Total comprehensive income (loss) for the period		~~W~~	(783,062)	(221,964)

Profit (loss) attributable to:
Owners of the controlling company	44	~~W~~	(787,798)	(277,270)
Non-controlling interests			26,642	26,803

		~~W~~	(761,156)	(250,467)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(812,702)	(246,155)
Non-controlling interests			29,640	24,191

		~~W~~	(783,062)	(221,964)

Earnings (loss) per share (in won)	44
Basic and diluted loss per share		~~W~~	(1,227)	(432)

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal

Balance at January 1, 2018	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641
Effect of change in accounting policy		—	71,928	(76,851)	(4,923)	—	(4,923)
Total comprehensive income (loss) for the period
Net profit (loss) for the period		—	(277,270)	—	(277,270)	26,803	(250,467)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(7,652)	—	(7,652)	(432)	(8,084)
Share in other comprehensive income of associates and joint ventures, net of tax		—	5,401	—	5,401	9	5,410
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	19,085	19,085	(1)	19,084
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(20,748)	(20,748)	—	(20,748)
Foreign currency translation of foreign operations, net of tax		—	—	(15,248)	(15,248)	(2,190)	(17,438)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	50,277	50,277	2	50,279
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(507,152)	—	(507,152)	(35,291)	(542,443)
Issuance of shares of capital by subsidiaries and others		—	—	(133)	(133)	6,168	6,035
Changes in consolidation scope		—	—	—	—	46	46
Dividends paid (hybrid securities)		—	—	—	—	(3,346)	(3,346)

Balance at March 31, 2018	~~W~~	4,053,578	52,655,813	14,213,691	70,923,082	1,274,964	72,198,046

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests	Total equity
	Contributed capital		Retained earnings	Other components of equity	Subtotal

Balance at January 1, 2019	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762
Total comprehensive income (loss) for the period
Net profit (loss) for the period		—	(787,798)	—	(787,798)	26,642	(761,156)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(94,641)	—	(94,641)	(3,122)	(97,763)
Share in other comprehensive income of associates and joint ventures, net of tax		—	206	—	206	—	206
Net change in fair value of equity investments at fair value through other comprehensive income		—	—	13,105	13,105	5,766	18,871
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	4,908	4,908	355	5,263
Foreign currency translation of foreign operations, net of tax		—	—	24,237	24,237	—	24,237
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	27,281	27,281	(1)	27,280
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(58,455)	(58,455)
Transactions between consolidated entities		—	—	(254)	(254)	2,592	2,338
Changes in consolidation scope		—	—	—	—	15,409	15,409
Dividends paid (hybrid bond)		—	—	—	—	(3,346)	(3,346)
Others		—	(1,504)	1,504	—	—	—

Balance at March 31, 2019	~~W~~	4,053,578	50,635,382	14,242,009	68,930,969	1,334,677	70,265,646

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2019 and 2018

(Unaudited)

In millions of won	March 31, 2019		March 31, 2018
Cash flows from operating activities
Net loss for the period	~~W~~	(761,156)	(250,467)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income tax expense (benefit)		(34,461)	(11,962)
Depreciation		2,619,248	2,456,076
Amortization		36,826	30,069
Employee benefit expense		95,188	88,575
Bad debt expense		5,800	20,862
Interest expense		503,377	462,385
Loss on sale of financial assets		58	—
Loss on disposal of property, plant and equipment		13,992	3,429
Loss on abandonment of property, plant, and equipment		98,537	128,779
Loss on impairment of property, plant, and equipment		2,279	—
Loss on disposal of intangible assets		—	2
Increase to provisions		333,586	375,716
Loss (gain) on foreign currency translation, net		194,934	(9,846)
Gain on valuation of financial assets at fair value through profit or loss		(4,961)	—
Loss on valuation of financial assets at fair value through profit or loss		696	468
Valuation and transaction loss (gain) on derivative instruments, net		(181,059)	62,056
Share in loss (income) of associates and joint ventures, net		(175,189)	(203,029)
Gain on sale of financial assets		(850)	—
Gain on disposal of property, plant and equipment		(8,833)	(14,366)
Gain on disposal of intangible assets		(97)	—
Gain on disposal of associates and joint ventures		(6,200)	—
Loss on disposal of associates and joint ventures		2	2,184
Interest income		(61,304)	(50,678)
Dividend income		(1,313)	(8,107)
Others, net		(6,726)	2,468

Changes in working capital:
Trade receivables		925,080	1,050,573
Non-trade receivables		86,112	39,971
Accrued income		193,753	156,933
Other receivables		19,588	3,752
Other current assets		30,488	(369,537)
Inventories		(101,573)	(164,688)
Other non-current assets		(30,886)	(133,258)
Trade payables		(525,831)	71,386
Non-trade payables		(252,938)	144,499
Accrued expenses		(258,941)	(215,813)
Other payables		—	(291)
Other current liabilities		256,414	606,374
Other non-current liabilities		49,820	154,769
Investments in associates and joint ventures (dividends received)		54,645	19,822
Provisions		(169,446)	(236,306)
Payments of employee benefit obligations		(19,244)	(26,059)
Plan assets		(270)	(234)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

In millions of won	March 31, 2019		March 31, 2018
Cash generated from operating activities	~~W~~	2,919,145	4,186,507
Dividends received (financial assets at fair value through other comprehensive income)		1,313	1,583
Interest paid		(538,055)	(433,588)
Interest received		42,330	41,002
Income taxes paid		(84,967)	(160,371)

Net cash provided by operating activities		2,339,766	3,635,133

Cash flows from investing activities
Acquisition of associates and joint ventures		(45,670)	(137,552)
Proceeds from disposals of property, plant and equipment		89,476	24,767
Acquisition of property, plant and equipment		(2,271,156)	(3,212,009)
Proceeds from disposals of intangible assets		457	—
Acquisition of intangible assets		(69,743)	(24,251)
Proceeds from disposals of financial assets		399,260	933,393
Acquisition of financial assets		(1,565,586)	(2,617,573)
Increase in loans		(54,284)	(86,796)
Collection of loans		70,933	38,681
Increase in deposits		(67,671)	(85,112)
Decrease in deposits		71,328	49,304
Receipt of government grants		4,427	5,689
Net cash inflow from changes in consolidation scope		16,737	—
Other cash inflow (outflow) from investing activities, net		(4,364)	20,209

Net cash used in investing activities		(3,425,856)	(5,091,250)

Cash flows from financing activities
Proceeds from (repayment of) short-term borrowings, net		1,869,635	571,300
Proceeds from long-term borrowings and debt securities		3,480,192	3,160,771
Repayment of long-term borrowings and debt securities		(3,440,060)	(2,199,149)
Payment of finance lease liabilities		(111,403)	(34,303)
Settlement of derivative instruments, net		24,435	(6,011)
Change in non-controlling interest		10	6,271
Dividends paid (hybrid bond)		(3,346)	(4,415)
Dividends paid		(16,082)	(14)
Other cash outflow from financing activities, net		—	(242)

Net cash provided by financing activities		1,803,381	1,494,208

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		717,291	38,091

Effect of exchange rate fluctuations on cash held		2,587	172,692

Net increase in cash and cash equivalents		719,878	210,783

Cash and cash equivalents at January 1		1,358,345	2,369,739

Cash and cash equivalents at March 31	~~W~~	2,078,223	2,580,522

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

March 31, 2019

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“KIFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of March 31, 2019, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Others (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 179,864,932 shares (28.02%) as of the most recent closing date of Register of Shareholders (February 7, 2019).

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements have been prepared in accordance with KIFRS 1034 ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries’ (the “Group”) KIFRS annual financial statements.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional currency and the currency of the primary economic environment in which the Group operates.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group does not realize estimated future taxable income during the carryforward periods.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible.    Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to note 26).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Energy delivered but not metered nor billed is estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of March 31, 2019 and 2018 are ~~W~~1,348,717 million and ~~W~~1,344,125 million, respectively.

(vi)	Construction contracts

For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation. The Group applies a single method of measuring progress for each performance obligation satisfied over time and applies that method consistently to similar performance obligations and in similar circumstances. Revenue and costs are recognized based on the progress towards complete satisfaction of a performance obligation utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred in the future, costs incurred which are not related to the performance obligation, changes in the Group’s efforts or inputs due to change of the performance obligation, etc. Total revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of performance obligations. The measurement of revenue is affected by various uncertainties resulting from unexpected future events.

(5)	Changes in accounting policies

(i)	KIFRS 1116 ‘Leases’

KIFRS 1116 replaces existing leases guidance, including KIFRS 1017 ‘Lease’, KIFRS 2104 ‘Determining whether an Arrangement contains a Lease’, KIFRS 2015 ‘Operating Leases – Incentives’ and KIFRS 2027 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under KIFRS 1116 is substantially unchanged from KIFRS 1017. Lessors will continue to classify leases as either operating or finance leases using similar principles as in KIFRS 1017.

The Group adopted KIFRS 1116 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

The impacts on the Group’s consolidated statements of financial position on the date of initial application (January 1, 2019) are as follows:

In millions of won	Original carrying amount under KIFRS 1017		Adjustment	New carrying amount under KIFRS 1116

Assets

Current assets
Cash and cash equivalents	~~W~~	1,358,345	—	1,358,345
Current financial assets, net		2,359,895	—	2,359,895
Trade and other receivables, net		7,793,592	—	7,793,592
Inventories, net		7,188,253	—	7,188,253
Income tax refund receivables		143,214	—	143,214
Current non-financial assets		878,889	(5,071)	873,818
Assets held-for-sale		22,880	—	22,880

Total current assets		19,745,068	(5,071)	19,739,997

Non-current assets
Non-current financial assets, net		2,113,613	—	2,113,613
Non-current trade and other receivables, net		1,819,845	—	1,819,845
Property, plant and equipment, net		152,743,194	4,590,988	157,334,182
Investment properties, net		159,559	—	159,559
Goodwill		2,582	—	2,582
Intangible assets other than goodwill, net		1,225,942	—	1,225,942
Investments in associates		4,064,821	—	4,064,821
Investments in joint ventures		1,813,525	—	1,813,525
Deferred tax assets		1,233,761	—	1,233,761
Non-current non-financial assets		327,151	(1,362)	325,789

Total non-current assets		165,503,993	4,589,626	170,093,619

Total Assets	~~W~~	185,249,061	4,584,555	189,833,616

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

In millions of won	Original carrying amount under KIFRS 1017		Adjustment	New carrying amount under KIFRS 1116

Liabilities

Current liabilities
Trade and other payables, net	~~W~~	6,405,395	405,890	6,811,285
Current financial liabilities, net		7,981,879	—	7,981,879
Income tax payables		285,420	—	285,420
Current non-financial liabilities		5,574,041	—	5,574,041
Current provisions		1,594,798	—	1,594,798

Total current liabilities		21,841,533	405,890	22,247,423

Non-current liabilities
Non-current trade and other payables, net		2,941,696	4,178,665	7,120,361
Non-current financial liabilities, net		53,364,911	—	53,364,911
Non-current non-financial liabilities		8,160,033	—	8,160,033
Employee benefits liabilities, net		1,645,069	—	1,645,069
Deferred tax liabilities		9,617,309	—	9,617,309
Non-current provisions		16,585,748	—	16,585,748

Total non-current liabilities		92,314,766	4,178,665	96,493,431

Total Liabilities	~~W~~	114,156,299	4,584,555	118,740,854

Equity

Contributed capital	~~W~~	4,053,578	—	4,053,578

Retained earnings		51,519,119	—	51,519,119

Other components of equity		14,171,228	—	14,171,228

Equity attributable to owners of the controlling company		69,743,925	—	69,743,925

Non-controlling interests		1,348,837	—	1,348,837

Total Equity	~~W~~	71,092,762	—	71,092,762

Total Liabilities and Equity	~~W~~	185,249,061	4,584,555	189,833,616

The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements(PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Before adoption of KIFRS 1116, the Group, as a lessee, classified a lease contract as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise as an operating lease. Upon adoption of KIFRS 1116, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Group.

•	Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under KIFRS 1017). The requirements of KIFRS 1116 was applied to these leases from 1 January 2019.

•	Leases previously accounted for as operating leases

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Group also applied the available practical expedients wherein it:

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

(ii)	Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of KIFRS 1116, which have been applied from the date of initial application:

•	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

•	Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Book value and change in book value of right-of-use assets and lease liabilities are described in Note 25.

(iii)

Other changes in accounting standards effective from January 1, 2019 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated interim financial statements

KIFRS 2123 : Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of KIFRS 1012 Income Taxes. It does not apply to taxes or levies outside the scope of KIFRS 1012, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

Amendments to KIFRS 1109 : Financial Instruments

Under KIFRS 1109, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to KIFRS 1109 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Amendments to KIFRS 1019 : Employee Benefits

The amendments to KIFRS 1019 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

Amendments to KIFRS 1028: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies KIFRS 1109 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in KIFRS 1109 applies to such long-term interests.

The amendments also clarified that, in applying KIFRS 1109, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying KIFRS 1028 Investments in Associates and Joint Ventures.

Amendments to KIFRS 1103 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 with early application permitted.

Amendments to KIFRS 1111 Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in KIFRS 1103. The amendments clarify that the previously held interests in that joint operation are not remeasured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019 with early application permitted.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Amendments to KIFRS 1012 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after January 1, 2019 with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Amendments to KIFRS 1023 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019 with early application permitted.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated interim financial statements are included below. Except as described in note 2.(5), the accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by the Group’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three-month periods ended March 31, 2019 and 2018, respectively, are as follows:

In millions of won
March 31, 2019
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating Profit(loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries

Transmission and distribution	~~W~~	15,117,687	382,070	14,735,617	(2,411,381)	883,574	19,092	186,008	145,069
Electric power generation (Nuclear)		2,556,962	2,534,233	22,729	655,762	774,015	8,902	127,747	1,531
Electric power generation (Non-nuclear)		7,357,654	7,058,553	299,101	1,102,920	964,468	5,340	166,277	36,625
Plant maintenance & engineering service		499,482	426,386	73,096	36,496	30,796	3,765	1,435	(1,838)
Others		220,356	102,495	117,861	31,335	21,142	31,369	29,482	—
Consolidation adjustments		(10,503,737)	(10,503,737)	—	(45,012)	(17,921)	(7,164)	(7,572)	—

	~~W~~	15,248,404	—	15,248,404	(629,880)	2,656,074	61,304	503,377	181,387

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three-month periods ended March 31, 2019 and 2018, respectively, are as follows, continued:

In millions of won
March 31, 2018
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating Profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries

Transmission and distribution	~~W~~	15,563,743	371,043	15,192,700	(1,442,122)	880,413	15,213	174,801	200,023
Electric power generation (Nuclear)		1,962,306	1,952,888	9,418	181,878	763,621	2,495	125,688	1,077
Electric power generation (Non-nuclear)		7,725,692	7,431,070	294,622	1,229,630	814,588	5,810	140,609	(70)
Plant maintenance & engineering service		524,530	453,640	70,890	32,779	28,433	2,851	1,262	(185)
Others		260,082	121,668	138,414	36,726	13,202	39,059	26,012	—
Consolidation adjustments		(10,330,309)	(10,330,309)	—	(166,504)	(14,112)	(14,750)	(5,987)	—

	~~W~~	15,706,044	—	15,706,044	(127,613)	2,486,145	50,678	462,385	200,845

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
March 31, 2019
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities
Transmission and distribution	~~W~~	107,734,717	3,815,805	1,115,519	55,344,171
Electric power generation (Nuclear)		56,944,125	56,312	463,234	31,244,117
Electric power generation (Non-nuclear)		53,775,649	2,147,556	679,176	31,326,514
Plant maintenance & engineering service		3,421,880	46,924	18,367	1,283,388
Others		8,069,282	—	52,463	3,324,156
Consolidation adjustments		(38,385,733)	—	10,138	(1,228,072)

Consolidated totals	~~W~~	191,559,920	6,066,597	2,338,897	121,294,274

In millions of won
December 31, 2018
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non- current assets	Segment liabilities

Transmission and distribution	~~W~~	107,486,379	3,671,897	6,323,504	53,404,610
Electric power generation (Nuclear)		55,792,704	43,038	2,187,077	30,484,104
Electric power generation (Non-nuclear)		49,296,392	2,114,203	3,435,222	27,558,156
Plant maintenance & engineering service		3,431,068	49,207	111,393	1,200,390
Others		7,816,885	—	382,978	3,165,286
Consolidation adjustments		(38,574,367)	—	(62,717)	(1,656,247)

Consolidated totals	~~W~~	185,249,061	5,878,345	12,377,457	114,156,299

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	March 31, 2019		March 31, 2018	March 31, 2019	December 31, 2018

Domestic	~~W~~	14,889,435	15,131,391	162,280,503	157,037,428
Overseas (*1)		358,969	574,653	3,374,258	3,299,346

	~~W~~	15,248,404	15,706,044	165,654,761	160,336,774

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Group’s revenue for the three-month periods ended March 31, 2019 and 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,078,223	—	2,078,223
Current financial assets
Current financial assets at fair value through profit or loss		1,479,419	—	—	—	1,479,419
Current financial assets at amortized costs		—	—	11,889	—	11,889
Current derivative assets		24,666	—	—	27,780	52,446
Other financial assets		—	—	2,043,288	—	2,043,288
Trade and other receivables		—	—	7,049,548	—	7,049,548

		1,504,085	—	11,182,948	27,780	12,714,813

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		559,826	—	—	—	559,826
Non-current financial assets at fair value through other comprehensive income		—	419,392	—	—	419,392
Non-current financial assets at amortized costs		—	—	2,094	—	2,094
Non-current derivative assets		55,021	—	—	83,962	138,983
Other financial assets		—	—	1,032,883	—	1,032,883
Trade and other receivables		—	—	1,791,216	—	1,791,216

		614,847	419,392	2,826,193	83,962	3,944,394

	~~W~~	2,118,932	419,392	14,009,141	111,742	16,659,207

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of March 31, 2019 and December 31, 2018 are as follows, continued:

In millions of won	December 31, 2018
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	1,358,345	—	1,358,345
Current financial assets
Current financial assets at fair value through profit or loss		313,893	—	—	—	313,893
Current financial assets at amortized costs		—	—	11,956	—	11,956
Current derivative assets		13,936	—	—	28,171	42,107
Other financial assets		—	—	1,991,939	—	1,991,939
Trade and other receivables		—	—	7,793,592	—	7,793,592

		327,829	—	11,155,832	28,171	11,511,832

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		607,042	—	—	—	607,042
Non-current financial assets at fair value through other comprehensive income		—	399,495	—	—	399,495
Non-current financial assets at amortized costs		—	—	2,086	—	2,086
Non-current derivative assets		23,695	—	—	36,533	60,228
Other financial assets		—	—	1,044,762	—	1,044,762
Trade and other receivables		—	—	1,819,845	—	1,819,845

		630,737	399,495	2,866,693	36,533	3,933,458

	~~W~~	958,566	399,495	14,022,525	64,704	15,445,290

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,267,818	—	1,267,818
Debt securities		—	7,049,648	—	7,049,648
Derivative liabilities		11,356	—	3,827	15,183
Trade and other payables		—	6,382,231	—	6,382,231

		11,356	14,699,697	3,827	14,714,880

Non-current liabilities
Borrowings		—	3,259,135	—	3,259,135
Debt securities		—	51,615,317	—	51,615,317
Derivative liabilities		48,304	—	167,076	215,380
Trade and other payables		—	7,109,688	—	7,109,688

		48,304	61,984,140	167,076	62,199,520

	~~W~~	59,660	76,683,837	170,903	76,914,400

In millions of won	December 31, 2018
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	1,172,624	—	1,172,624
Debt securities		—	6,788,824	—	6,788,824
Derivative liabilities		13,706	—	6,725	20,431
Trade and other payables		—	6,405,395	—	6,405,395

		13,706	14,366,843	6,725	14,387,274

Non-current liabilities
Borrowings		—	3,258,015	—	3,258,015
Debt securities		—	49,815,164	—	49,815,164
Derivative liabilities		85,304	—	206,428	291,732
Trade and other payables		—	2,941,696	—	2,941,696

		85,304	56,014,875	206,428	56,306,607

	~~W~~	99,010	70,381,718	213,153	70,693,881

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income from financial instruments for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won		March 31, 2019		March 31, 2018

Cash and cash equivalents	Interest income	~~W~~	17,895	8,461
Financial assets at fair value through profit or loss	Interest income		686	2,544
	Gain on valuation of financial assets		4,265	4,739
	Gain on disposal of financial assets		792	—
Financial assets at fair value through other comprehensive income	Dividends income		1,313	8,107
Financial assets at amortized cost	Interest income		18	20
Loans and receivables	Interest income		12,674	5,684
Trade and other receivables	Interest income		19,028	24,271
Short-term financial instruments	Interest income		10,851	9,586
Long-term financial instruments	Interest income		1	112
Other financial assets	Interest income		151	—
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		346,950	322,376
	Loss on repayment of financial liabilities		—	—
	Interest expense of trade and other payables		28,377	12,092
	Interest expense of others		128,050	127,917
	Gain (loss) on foreign currency transactions and translations		(198,850)	3,596
Derivative assets (trading)	Loss on valuation of derivatives		81,910	(56,725)
	Loss on transaction of derivatives		13,001	9,079
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		73,667	(16,265)
	Gain (loss) on valuation of derivatives (equity, before tax)		14,634	(38,545)
	Gain (loss) on transaction of derivatives		12,481	1,855

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won		March 31, 2019		December 31, 2018

Cash and cash equivalents	Deposits for government project	~~W~~	13,351	12,747
	Collateral provided for borrowings		109,391	100,998
	Collateral provided for lawsuit		3	3
	Deposits for transmission regional support program		10,741	4,337
	Decommissioning costs of nuclear power plants		15,946	604
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		34,000	34,000
Current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		88,831	29,451
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		497,718	498,555
Long-term financial instruments	Escrow		88	69
	Guarantee deposits for banking accounts at oversea branches		321	315
	Decommissioning costs of nuclear power plants		180,896	245,896
	Funds for developing small and medium enterprises (*)		200,000	200,000

		~~W~~	1,151,286	1,126,975

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for high potential businesses as of March 31, 2019 and December 31, 2018.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Cash	~~W~~	78	138
Other demand deposits		931,444	927,650
Short-term deposits classified as cash equivalents		653,988	211,424
Short-term investments classified as cash equivalents		492,713	219,133

	~~W~~	2,078,223	1,358,345

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,431,345	(235,363)	—	6,195,982
Other receivables		866,762	(10,817)	(2,379)	853,566

		7,298,107	(246,180)	(2,379)	7,049,548

Non-current assets
Trade receivables		402,418	(89)	(456)	401,873
Other receivables		1,480,933	(85,579)	(6,011)	1,389,343

		1,883,351	(85,668)	(6,467)	1,791,216

	~~W~~	9,181,458	(331,848)	(8,846)	8,840,764

In millions of won	December 31, 2018
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,303,065	(215,775)	—	7,087,290
Other receivables		728,560	(20,231)	(2,027)	706,302

		8,031,625	(236,006)	(2,027)	7,793,592

Non-current assets
Trade receivables		415,318	(93)	(448)	414,777
Other receivables		1,496,464	(84,495)	(6,901)	1,405,068

		1,911,782	(84,588)	(7,349)	1,819,845

	~~W~~	9,943,407	(320,594)	(9,376)	9,613,437

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	400,957	(10,500)	—	390,457
Accrued income		114,466	—	—	114,466
Deposits		249,233	—	(2,379)	246,854
Finance lease receivables		87,457	(317)	—	87,140
Others		14,649	—	—	14,649

		866,762	(10,817)	(2,379)	853,566

Non-current assets
Non-trade receivables		138,418	(78,074)	—	60,344
Accrued income		152	—	—	152
Deposits		352,745	—	(6,011)	346,734
Finance lease receivables		902,949	(771)	—	902,178
Others		86,669	(6,734)	—	79,935

		1,480,933	(85,579)	(6,011)	1,389,343

	~~W~~	2,347,695	(96,396)	(8,390)	2,242,909

In millions of won	December 31, 2018
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	298,587	(19,940)	—	278,647
Accrued income		102,023	—	—	102,023
Deposits		228,466	—	(2,027)	226,439
Finance lease receivables		84,688	(291)	—	84,397
Others		14,796	—	—	14,796

		728,560	(20,231)	(2,027)	706,302

Non-current assets
Non-trade receivables		136,432	(77,475)	—	58,957
Deposits		376,211	—	(6,901)	369,310
Finance lease receivables		898,658	(842)	—	897,816
Others		85,163	(6,178)	—	78,985

		1,496,464	(84,495)	(6,901)	1,405,068

	~~W~~	2,225,024	(104,726)	(8,928)	2,111,370

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Trade receivables: (not overdue)	~~W~~	6,495,811	7,419,648

Trade receivables: (overdue, not impaired)		—	—

Less than 60 days		—	—

Trade receivables: (impairment reviewed)		337,952	298,735

Less than 60 days		6,215	2,525
60 ~ 90 days		68,737	37,266
90 ~ 120 days		14,197	16,033
120 days ~ 1 year		68,586	46,204
Over 1 year		180,217	196,707

		6,833,763	7,718,383
Less: allowance for doubtful accounts		(235,452)	(215,868)
Less: present value discount		(456)	(448)

	~~W~~	6,597,855	7,502,067

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance under KIFRS 1039	~~W~~	215,868	104,726	173,583	78,008
Adjustments of as of beginning retained earnings		—	—	6,641	128
Loss allowance after adjusted under KIFRS 1109		215,868	104,726	180,224	78,136
Bad debt expense		4,974	848	41,498	17,817
Write-off, etc.		(1,529)	204	(7,696)	(244)
Reversal		(22)	(62)	(1,726)	(143)
Others		16,161	(9,320)	3,568	9,160

Ending balance	~~W~~	235,452	96,396	215,868	104,726

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

9.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Listed	~~W~~	100	322,423	100	320,148
Unlisted		—	19,610	—	5,052
Other		1,479,319	4,905	313,793	83,586

		1,479,419	346,938	313,893	408,786

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	180,386	—	187,483
Other		—	32,502	—	10,773

		—	212,888	—	198,256

	~~W~~	1,479,419	559,826	313,893	607,042

10.	Financial assets at fair value through other comprehensive income

(1)	Changes in financial assets at fair value through other comprehensive income for the three-month period ended March 31, 2019 and the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Beginning balance		Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	210,056	—	—	18,153	—	1,982	230,191
Unlisted		189,439	—	(916)	—	—	678	189,201

		399,495	—	(916)	18,153	—	2,660	419,392

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		399,495	—	(916)	18,153	—	2,660	419,392

In millions of won	December 31, 2018
	Beginning balance		Effect of change in accounting policy	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
Listed	~~W~~	—	274,453	—	(1)	(63,007)	—	(1,389)	210,056
Unlisted		—	197,450	—	—	(12,070)	—	4,059	189,439

		—	471,903	—	(1)	(75,077)	—	2,670	399,495

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		—	471,903	—	(1)	(75,077)	—	2,670	399,495

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	138,108	138,108
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	197	197
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	55	55
PAN ocean Co., Ltd.	1,492	0.00%		14	6	6
Dongbu Corporation	955	0.02%		12	8	8
KSP Co., Ltd.	22,539	0.08%		24	32	32
STX Heavy Industries Co., Ltd.	5,057	0.13%		191	50	50
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	51,392	51,392
Energy Fuels Inc.	1,711,814	1.91%		16,819	6,422	6,422
Baralaba Coal Company Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	33,566	33,566
Fission 3.0	75,000	0.14%		—	6	6
Fission Uranium Corp.	800,000	0.16%		785	347	347

				365,843	230,191	230,191

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	8.81%		5,000	954	954
Smart Power Co.,Ltd.	133,333	4.35%		200	200	200
Navanakorn Electric Co., Ltd. (*2)	4,442,800	26.93%		17,216	17,427	17,427
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*3)	1,100,220	2.50%		229,255	161,983	161,983
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,551	2,551
KODE NOVUS I LLC	—	10.00%		—	—	—
Others (*4)				9,331	6,086	6,086

				282,154	189,201	189,201

			~~W~~	647,997	419,392	419,392

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)	Although the Group holds more than 20% of the equity shares of these investments, the Group cannot exercise significant influence.
(*3)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the three-month period ended March 31, 2019.

(*4)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 201 companies including Borneo Co., Ltd..

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

10.	Financial assets at fair value through other comprehensive income, Continued

(2)	Financial assets at fair value through other comprehensive income as of March 31, 2019 and December 31, 2018 are as follows, continued:

In millions of won	December 31, 2018
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	129,051	129,051
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	153	153
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	61	61
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corporation	955	0.02%		12	7	7
KSP Co., Ltd.	22,539	0.08%		24	32	32
STX Heavy Industries Co., Ltd.	5,057	0.13%		191	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	44,790	44,790
Energy Fuels Inc.	1,711,814	1.91%		16,819	5,435	5,435
Baralaba Coal Company Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	30,122	30,122
Fission 3.0 (*6)	75,000	0.14%		—	13	13
Fission Uranium Corp.	800,000	0.16%		785	354	354

				365,843	210,056	210,056

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	8.81%		5,000	954	954
Smart Power Co.,Ltd.	133,333	4.35%		200	200	200
DS POWER Co., Ltd.	580,000	2.34%		2,900	916	916
Navanakorn Electric Co., Ltd. (*2)	4,442,800	26.93%		17,216	17,126	17,126
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*3)	1,100,220	2.50%		229,255	161,983	161,983
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,507	2,507
KODE NOVUS I LLC (*4)	—	10.00%		—	—	—
Others (*5)				8,947	5,753	5,753

				284,670	189,439	189,439

			~~W~~	650,513	399,495	399,495

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)	Although the Group holds more than 20% of the equity shares of these investments, the Group cannot exercise significant influence.
(*3)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2018.

(*4)	this is reclassified to financial assets at FVOCI due to loss of significant influence of the Group during the year ended December 31, 2018.
(*5)	Equity securities acquired through debt-for-equity swaps of electricity rate bonds, etc. It consists of 179 companies including Borneo Co., Ltd..

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

11.	Financial assets at amortized cost

Financial assets at amortized cost as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	2,983	—	—	—	2,983
Financial bonds		11,000	—	—	—	11,000

	~~W~~	13,983	—	—	—	13,983

Current	~~W~~	11,889	—	—	—	11,889
Non-current		2,094	—	—	—	2,094

In millions of won	December 31, 2018
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value
Government bonds	~~W~~	3,042	—	—	—	3,042
Financial bonds		11,000	—	—	—	11,000

	~~W~~	14,042	—	—	—	14,042

Current	~~W~~	11,956	—	—	—	11,956
Non-current		2,086	—	—	—	2,086

12.	Derivatives

(1)	Derivatives as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	3,048	25,975	2,128	12,606
Currency swap		49,398	110,431	39,979	43,436
Interest rate swap		—	2,577	—	2,342
Others (*1)		—	—	—	1,844

	~~W~~	52,446	138,983	42,107	60,228

Derivative liabilities
Currency forward	~~W~~	15	—	1,956	—
Currency swap		9,187	150,495	14,881	233,690
Interest rate swap		3,826	64,885	1,439	58,042
Others (*2)		2,155	—	2,155	—

	~~W~~	15,183	215,380	20,431	291,732

(*1)	The Group had a put option to sell shares of DS POWER Co., Ltd. and the fair value of the option is recorded in ‘Others’ in prior year. The Group sold their shares during the first quarter.
(*2)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of March 31, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty			Contract amounts				Contract exchange rate (in won)
	Contract date	Maturity date	Pay		Receive
KEB Hana Bank	2014.04.10	2021.07.12	~~W~~	55,120	USD	52,000	~~W~~	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD	48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000		1,054.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD	100,000		1,046.00
KEB Hana Bank	2017.12.22	2021.07.12		105,079	USD	100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD	100,000		1,048.49
Morgan Stanley	2019.03.04	2019.04.08		8,993	USD	8,000		1,124.10
Kookmin Bank	2019.03.04	2019.04.08		11,241	USD	10,000		1,124.05
Standard Chartered	2019.03.04	2019.04.09		11,242	USD	10,000		1,124.15
Woori Bank	2019.03.04	2019.04.10		5,620	USD	5,000		1,124.05
KEB Hana Bank	2019.03.07	2019.04.11		5,638	USD	5,000		1,127.50
Nonghyup Bank	2019.03.07	2019.04.11		5,638	USD	5,000		1,127.50
CCB	2019.03.08	2019.04.12		5,666	USD	5,000		1,133.28
Korea Development Bank	2019.03.08	2019.04.12		5,666	USD	5,000		1,133.25
Mizuho Bank	2019.03.26	2019.04.29		5,656	USD	5,000		1,131.15
Nonghyup Bank	2019.03.26	2019.04.30		5,657	USD	5,000		1,131.30
KEB Hana Bank	2019.03.28	2019.04.30		5,681	USD	5,000		1,136.10
Standard Chartered	2019.03.29	2019.05.02		5,677	USD	5,000		1,135.40
Woori Bank	2019.03.29	2019.05.03		5,677	USD	5,000		1,135.35
Korea Development Bank	2019.03.18	2019.04.03		2,605	USD	2,300		1,132.65
Nova Scotia	2019.03.18	2019.04.08		5,666	USD	5,000		1,133.28
MUFG	2019.03.21	2019.04.08		12,379	USD	11,000		1,125.40
KEB Hana Bank	2019.03.21	2019.04.08		5,627	USD	5,000		1,125.35
BNP Paribas	2019.03.21	2019.04.08		1,687	USD	1,500		1,124.50
Korea Development Bank	2019.03.25	2019.04.08		12,479	USD	11,000		1,134.47
Nonghyup Bank	2019.03.07	2019.04.08		13,537	USD	12,000		1,128.05
Busan Bank	2019.03.07	2019.04.08		15,782	USD	14,000		1,127.30
Nova Scotia	2019.03.11	2019.04.12		6,800	USD	6,000		1,133.39
Nonghyup bank	2019.03.12	2019.04.12		4,510	USD	4,000		1,127.50
KEB Hana Bank	2019.03.14	2019.04.12		19,209	USD	17,000		1,129.94
Nova Scotia	2019.03.22	2019.04.23		19,188	USD	17,000		1,128.73
IBK	2019.03.28	2019.04.26		11,364	USD	10,000		1,136.40
Nova Scotia	2019.01.30	2019.05.07		3,103	USD	2,800		1,108.10
Nova Scotia	2019.01.30	2019.05.07		266	USD	240		1,110.10
Credit Agricole	2019.03.20	2019.06.21		5,630	USD	5,000		1,126.00
Societe Generale	2019.03.28	2019.07.01		11,340	USD	10,000		1,134.00
Shinhan Bank	2019.03.28	2019.06.28		11,359	USD	10,000		1,135.90

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of March 31, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive

Credit Suisse	2014~2019	~~W~~	118,632	CHF	100,000	2.98%	1.50%	~~W~~	1,186.32
Standard Chartered	2014~2019		114,903	CHF	100,000	4.00%	1.50%		1,149.03
Standard Chartered	2014~2029		102,470	USD	100,000	3.14%	3.57%		1,024.70
Societe Generale	2014~2024		105,017	USD	100,000	4.92%	5.13%		1,050.17
KEB Hana Bank	2015~2024		107,970	USD	100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD	86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD	19,417	5.04%	6.75%		1,118.00
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2012~2022		112,930	USD	100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
KEB Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%		1,117.70
HSBC	2014~2019		105,260	USD	100,000	2.48%	2.38%		1,052.60
Standard Chartered	2014~2019		105,260	USD	100,000	2.48%	2.38%		1,052.60
Korea Development Bank	2014~2019		105,260	USD	100,000	2.48%	2.38%		1,052.60
Nomura	2015~2025		111,190	USD	100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD	100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
KEB Hana Bank	2015~2025		55,595	USD	50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
KEB Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,388	HKD	850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD	150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD	150,000	2.18%	3.75%		1,135.20
KEB Hana Bank	2018~2023		113,520	USD	100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD	200,000	2.17%	3.75%		1,135.20

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of March 31, 2019 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty		Contract amount				Contract interest rate		Contract exchange rate (in won, USD)
	Contract year	Pay		Receive		Pay	Receive

HSBC	2014~2020	~~W~~	99,901	AUD	100,000	3.52%	5.75%	~~W~~	999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%		1004.82
Standard Chartered	2013~2020		USD 117,250	AUD	125,000	3M Libor+1.25%	5.75%		USD 0.94
Standard Chartered	2014~2020	~~W~~	126,032	USD	117,250	3.55%	3M Libor+1.25%	~~W~~	1074.90
Korea Development Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%		1145.80
KEB Hana Bank	2017~2020		114,580	USD	100,000	1.75%	2.38%		1145.80
Export-import bank of Korea	2017~2020		114,580	USD	100,000	1.75%	2.38%		1145.80
Korea Development Bank	2016~2021		121,000	USD	100,000	2.15%	2.50%		1210.00
Morgan Stanley	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%		1210.00
BNP Paribas	2016~2021		121,000	USD	100,000	3M Libor+2.10%	2.50%		1210.00
Nomura	2017~2037		52,457	EUR	40,000	2.60%	1.70%		1311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD	100,000	1.80%	3.38%		1126.50
Kookmin Bank	2019~2022		112,650	USD	100,000	1.80%	3.38%		1126.50
Woori Bank	2019~2022		112,650	USD	100,000	1.80%	3.38%		1126.50
Standard Chartered	2014~2019		104,490	USD	100,000	2.77%	2.63%		1044.90
Credit Agricole	2014~2019		104,490	USD	100,000	2.77%	2.63%		1044.90
Morgan Stanley	2014~2019		104,490	USD	100,000	2.70%	2.63%		1044.90
Korea Development Bank	2018~2023		320,880	USD	300,000	2.03%	3.75%		1069.60
BNP Paribas	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1118.41
Kookmin Bank	2019~2024		111,841	CHF	100,000	1.78%	0.13%		1118.41
KEB Hana Bank	2018~2021		212,960	USD	200,000	2.10%	3.00%		1064.80
Korea Development Bank	2018~2021		212,960	USD	200,000	2.10%	3.00%		1064.80
Credit Agricole	2014~2020		110,680	USD	100,000	2.29%	2.50%		1106.80
Societe Generale	2014~2020		55,340	USD	50,000	2.16%	2.50%		1106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.16%	2.50%		1106.80
KEB Hana Bank	2014~2020		55,340	USD	50,000	2.21%	2.50%		1106.80
Standard Chartered	2014~2020		55,340	USD	50,000	2.21%	2.50%		1106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%		1106.80
Nomura	2014~2020		55,340	USD	50,000	2.21%	2.50%		1106.80
BNP Paribas	2014~2020		55,340	USD	50,000	2.21%	2.50%		1106.80
HSBC	2014~2020		55,340	USD	50,000	2.21%	2.50%		1106.80
KEB Hana Bank	2017~2022		226,600	USD	200,000	1.94%	2.63%		1133.00
Korea Development Bank	2017~2022		113,300	USD	100,000	1.94%	2.63%		1133.00
Nomura	2017~2022		113,300	USD	100,000	1.95%	2.63%		1133.00
Woori Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1133.00
Kookmin Bank	2017~2022		56,650	USD	50,000	1.95%	2.63%		1133.00
Korea Development Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1128.90
Woori Bank	2018~2023		169,335	USD	150,000	2.26%	3.88%		1128.90
Credit Agricole	2018~2023		112,890	USD	100,000	2.26%	3.88%		1128.90
KEB Hana Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1128.90
Kookmin Bank	2018~2023		56,445	USD	50,000	2.26%	3.88%		1128.90

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of March 31, 2019 are as follows:

In millions of won and thousands of USD				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive

KEB Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
KEB Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2017~2037		30,000	2.05%	3.08%
KEB Hana Bank	2017~2021		200,000	2.45%	3M CD + 0.32%
Nomura (*2)	2018~2038		30,000	2.56%	3.75%
KEB Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
KEB Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
KEB Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Societe Generale	2017~2022		200,000	3M Libor+3.44%	3.77%
Export-import bank of Korea	2015~2031	USD	15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD	7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD	7,861	2.67%	6M USD Libor

(*1)	2.05% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD+0.10% is applied thereafter.
(*2)	2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD+0.10% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of March 31, 2019 are as follows:

In millions of won and thousands of USD				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive

BNP Paribas	2009~2027	USD	92,120	4.16%	6M USD Libor
KFW	2009~2027	USD	92,120	4.16%	6M USD Libor
Credit Agricole	2018~2033	USD	92,686	3.98%~4.10%	6M USD Libor
SMBC	2018~2033	USD	121,205	4.05%~4.18%	6M USD Libor
Mizuho Bank	2016~2019	USD	36,890	1.56%	1.65%
SMBC	2016~2019	USD	36,890	1.56%	1.65%
Export-import bank of Korea	2016~2036	USD	2,564	3.00%	4.99%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

12.	Derivatives, Continued

(7)

Gains and losses on valuation and transaction of derivatives for the three-month periods ended March 31, 2019 and 2018 are as follows and included in finance income and costs in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	March 31, 2019		March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Currency forward	~~W~~	15,049	(11,240)	5,097	5,530	—	3,327
Currency swap		147,428	(66,380)	20,620	5,725	21,592	(38,505)
Interest rate swap		(6,900)	4,630	(235)	(321)	(6,958)	(3,367)

	~~W~~	155,577	(72,990)	25,482	10,934	14,634	(38,545)

(*)

For the three-month period ended March 31, 2019, the net gain on valuation of derivatives applying cash flow hedge accounting of ~~W~~5,263 million, net of tax, is included in other comprehensive income or loss.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Loans and receivables	~~W~~	111,395	648,288	123,657	639,673
Allowance for doubtful accounts		(84)	(4,936)	(12)	(4,940)
Present value discount		(939)	(39,208)	(992)	(38,712)
Long-term/short-term financial instruments		1,932,916	428,739	1,869,286	448,741

	~~W~~	2,043,288	1,032,883	1,991,939	1,044,762

(2)	Loans and receivables as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	36,367	—	(939)	35,428
Loans for housing		16,097	—	—	16,097
Fisheries loan		320	—	—	320
Other loans		58,611	(84)	—	58,527

		111,395	(84)	(939)	110,372

Long-term loans and receivables
Loans for tuition		425,268	—	(39,177)	386,091
Loans for housing		176,538	—	—	176,538
Loans for related parties		41,801	(4,930)	—	36,871
Fisheries loan		320	—	(31)	289
Other loans		4,361	(6)	—	4,355

		648,288	(4,936)	(39,208)	604,144

	~~W~~	759,683	(5,020)	(40,147)	714,516

In millions of won	December 31, 2018
	Face value		Allowance for doubtful accounts	Present value discount	Book value
Short-term loans and receivables
Loans for tuition	~~W~~	33,333	—	(992)	32,341
Loans for housing		15,572	—	—	15,572
Fisheries loan		320	—	—	320
Other loans		74,432	(12)	—	74,420

		123,657	(12)	(992)	122,653

Long-term loans and receivables
Loans for tuition		414,893	—	(38,659)	376,234
Loans for housing		167,723	—	—	167,723
Loans for related parties		46,798	(4,930)	—	41,868
Fisheries loan		640	—	(53)	587
Other loans		9,619	(10)	—	9,609

		639,673	(4,940)	(38,712)	596,021

	~~W~~	763,330	(4,952)	(39,704)	718,674

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans and receivables for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018
Beginning balance	~~W~~	4,952	8,948
Bad debt expense		62	22
Other		6	(4,018)

Ending balance	~~W~~	5,020	4,952

(4)	Long-term and short-term financial instruments as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	1,523,479	64,069	1,602,285	63,358
ABCP		19,910	—	—	—
CP		108,610	34,262	—	—
CD		30,000	10,000	10,000	—
RP		8,919	—	—	—
Others		241,998	320,408	257,001	385,383

	~~W~~	1,932,916	428,739	1,869,286	448,741

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

14.	Inventories

Inventories as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,765,192	(1,430)	3,763,762
Merchandise		514	—	514
Work-in-progress		176,061	—	176,061
Finished goods		70,665	—	70,665
Supplies		1,960,312	(4,143)	1,956,169
Inventories-in-transit		947,673	—	947,673
Other inventories		14,198	—	14,198

	~~W~~	6,934,615	(5,573)	6,929,042

In millions of won	December 31, 2018
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,886,739	(2,609)	3,884,130
Work-in-progress		189,907	(1,028)	188,879
Finished goods		50,526	—	50,526
Supplies		1,858,751	(3,907)	1,854,844
Inventories-in-transit		1,196,113	—	1,196,113
Other inventories		13,761	—	13,761

	~~W~~	7,195,797	(7,544)	7,188,253

The transfer(reversal) of the allowance for loss on inventory valuation due to decrease(increase) in the net realizable value of inventory included in cost of sales for the three months period ended March 31, 2019 and for the year ended December 31, 2018 were ~~W~~2,508 million and (~~W~~3,723) million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 were ~~W~~537 million and ~~W~~1,953 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

15.	Finance Lease Receivables

(1)	Finance lease contracts

The Group entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Group has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Group provides 30 energy storage system installation projects and 48 energy efficiency contracts as finance leases with a lease term of 2 to 10 years. Also, the Group entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (December 2013 to November 2038) of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)

Finance lease receivables as of March 31, 2019 and December 31, 2018 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

In millions of won	March 31, 2019				December 31, 2018
	Minimum lease payments		Present value of minimum lease payments		Minimum lease payments	Present value of minimum lease payments

Less than 1 year	~~W~~	128,181		87,457	124,918	84,688
1 ~ 5 years		473,690		227,225	467,518	223,622
More than 5 years		1,327,665		675,724	1,333,016	675,036

	~~W~~	1,929,536		990,406	1,925,452	983,346

Less : Allowance for doubtful accounts				(1,088)		(1,133)

			~~W~~	989,318		982,213

(3)	Changes in the allowance for doubtful accounts of finance lease receivables for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018
Beginning balance	~~W~~	1,133	—
Bad debt expense		—	1,133
Reversal		(45)	—

Ending balance	~~W~~	1,088	1,133

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

16.	Non-Financial Assets

Non-financial assets as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Advance payment	~~W~~	148,154	186,213	156,073	160,628
Prepaid expenses (*1)		328,491	86,020	290,944	90,449
Others (*2)		425,482	75,549	431,871	76,075

	~~W~~	902,127	347,782	878,888	327,152

(*1)	Prepaid expenses amounting to ~~W~~ 6,433 million was transferred to right-of-assets due to change in accounting policy
(*2)	Details of others as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	94,814	—	93,749	—
Other quick assets (*3)		330,668	75,549	338,122	76,075

	~~W~~	425,482	75,549	431,871	76,075

(*3)

The Group recognized an impairment loss of W87,023 million as it was determined that there is objective evidence of impairment related to its equity interest in and loans to Orano Expansion for the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

17.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of March 31, 2019 and December 31, 2018 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			March 31, 2019	December 31, 2018
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	96.36%	96.36%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of March 31, 2019 and December 31, 2018 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	March 31, 2019	December 31, 2018
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	—	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and Others	PHILIPPINES	51.00%	51.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
HI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and Others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)	Power generation	USA	50.10%	50.10%
KEPCO-LG CNS Mangilao Holdings LLC	Holding company	USA	70.00%	70.00%
Mangilao Investment LLC	Holding company	USA	70.00%	70.00%
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	70.00%	70.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	68.84%	68.84%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	80.86%	80.86%
e-New Industry LB Fund 1	Holding company	KOREA	75.36%	75.36%
Songhyun e-New Industry Fund	Holding company	KOREA	79.85%	79.85%
PT. Korea Energy Indonesia	Utility plant maintenance and Others	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and Others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	—
KOSPO USA Inc.	Holding company	USA	100.00%	—
Nambu USA LLC	Holding company	USA	100.00%	—
Tamra Offshore Wind Power Co., Ltd. (*5)	Power generation	KOREA	63.00%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)

The effective percentage of ownership is less than 50%. However, these subsidiaries are included in the consolidated financial statements as the Group obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	Re-classified from an associate to a subsidiary due to additional acquisition of interest.

(2)	Subsidiaries newly included in and excluded from consolidation for the three-month period ended March 31, 2019 are as follows:

<Subsidiaries newly included in consolidation during the three-month period ended March 31, 2019>

Subsidiary	Reason
KNF Partners Co., Ltd.	Newly established
KOSPO USA Inc.	Newly established
Nambu USA LLC	Newly established
Tamra Offshore Wind Power Co., Ltd.	Additional acquisition

<Subsidiaries excluded from consolidation during the three-month period ended March 31, 2019>

Subsidiary	Reason
KEPCO Singapore Holdings Pte., Ltd.	Classified as assets held-for-sale

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
March 31, 2019
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	56,944,125	31,244,117	2,556,962	423,970
Korea South-East Power Co., Ltd.		10,988,879	5,725,241	1,672,331	220,604
Korea Midland Power Co., Ltd.		11,892,680	8,030,735	1,343,467	113,366
Korea Western Power Co., Ltd.		10,572,209	6,630,816	1,125,401	10,122
Korea Southern Power Co., Ltd.		10,850,590	6,309,894	1,664,201	213,463
Korea East-West Power Co., Ltd.		9,466,823	4,644,191	1,552,254	168,279
KEPCO Engineering & Construction Company, Inc.		733,724	273,853	84,210	9,157
KEPCO Plant Service & Engineering Co., Ltd.		1,311,554	400,125	242,677	15,872
KEPCO Nuclear Fuel Co., Ltd.		824,280	442,904	55,928	3,532
KEPCO KDN Co., Ltd.		552,339	166,521	116,667	3,241
Garolim Tidal Power Plant Co., Ltd.		609	351	—	(5)
KEPCO International HongKong Ltd.		143,666	1	—	1,085
KEPCO International Philippines Inc.		110,023	572	—	11,806
KEPCO Gansu International Ltd.		10,276	535	—	1
KEPCO Philippines Holdings Inc.		169,184	12,596	—	120
KEPCO Philippines Corporation		5,879	121	—	(325)
KEPCO Ilijan Corporation		442,610	67,545	23,986	13,893
KEPCO Lebanon SARL		1,362	9,590	—	(188)
KEPCO Neimenggu International Ltd.		197,674	—	—	(85)
KEPCO Shanxi International Ltd.		529,152	208,011	—	(2,694)
KOMIPO Global Pte Ltd.		256,851	1,067	—	2,174
KEPCO Netherlands B.V.		120,398	112	—	(177)
KOREA Imouraren Uranium Investment Corp.		62,685	175	—	(8)
KEPCO Australia Pty., Ltd.		449,387	14	—	(16)
KOSEP Australia Pty., Ltd.		40,357	1,741	4,179	3,617
KOMIPO Australia Pty., Ltd.		41,032	1,923	4,179	1,550
KOWEPO Australia Pty., Ltd.		41,382	1,933	4,179	4,224
KOSPO Australia Pty., Ltd.		38,499	1,402	4,179	3,413
KEPCO Middle East Holding Company		92,835	85,714	—	(1,349)
Qatrana Electric Power Company		490,822	324,599	5,043	5,344
KHNP Canada Energy, Ltd.		54,222	48	—	(3)
KEPCO Bylong Australia Pty., Ltd.		266,617	328,469	—	1,084
Korea Waterbury Uranium Limited Partnership		19,780	154	—	(17)
Korea Electric Power Nigeria Ltd.		26	36	95	(71)
KEPCO Holdings de Mexico		248	61	—	(6)
KST Electric Power Company		548,205	464,368	16,733	4,473
KEPCO Energy Service Company		1,937	1,148	1,437	285
KEPCO Netherlands S3 B.V.		46,453	73	—	(34)
PT. KOMIPO Pembangkitan Jawa Bali		10,497	5,617	4,576	2,632
PT. Cirebon Power Service		1,850	419	1,835	81
KOWEPO International Corporation		—	10	—	(2)
KOSPO Jordan LLC		15,474	1,154	2,954	1,185
EWP Philippines Corporation		1,709	842	—	—
EWP America Inc. (*1)		73,212	5,645	8,297	(1,233)
KNF Canada Energy Limited		1,851	24	—	(11)
EWP Barbados 1 SRL		268,735	596	703	(2,973)
Gyeonggi Green Energy Co., Ltd.		286,674	177,359	10,911	(1,705)
PT. Tanggamus Electric Power		214,987	186,581	569	(911)
Gyeongju Wind Power Co., Ltd.		125,424	87,505	6,575	2,963
KOMIPO America Inc.		10,034	583	—	(233)
KOSEP USA, INC.		1	5,058	—	(114)
PT. EWP Indonesia		32,601	7	—	729
KEPCO Netherlands J3 B.V.		118,019	99	—	(24)
Korea Offshore Wind Power Co., Ltd.		218,618	42,317	—	(3,435)
Global One Pioneer B.V.		147	95	—	(25)
Global Energy Pioneer B.V.		312	74	—	(16)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
March 31, 2019
Subsidiaries	Total assets	Total liabilities	Sales	Profit (loss) for the period

Mira Power Limited	~~W~~ 279,878	214,841	—	(188)
KOSEP Material Co., Ltd.	2,606	891	944	102
Commerce and Industry Energy Co., Ltd.	89,785	87,185	7,666	(2,262)
KEPCO Singapore Holdings Pte., Ltd.	—	—	—	—
KEPCO KPS Philippines Corp.	7,682	413	700	24
KOSPO Chile SpA	146,977	63,441	—	(1,063)
PT. KOWEPO Sumsel Operation And Maintenance Services	1,326	578	—	(213)
HeeMang Sunlight Power Co., Ltd.	11,241	7,675	92	2
Fujeij Wind Power Company	222,874	221,833	—	(990)
KOSPO Youngnam Power Co., Ltd.	393,520	302,841	79,217	2,797
HI Carbon Professional Private Special Asset Investment Trust 1	2,993	—	—	3
Chitose Solar Power Plant LLC	111,808	101,093	3,271	110
KEPCO Energy Solution Co. Ltd.	305,989	1,691	582	1,043
Solar School Plant Co., Ltd.	204,478	1,021	393	542
KOSPO Power Services Limitada	5,698	2,365	3,027	1,138
Energy New Industry Specialized Investment Private Investment Trust (*2)	68,333	1,886	—	(1,737)
KOEN Bylong Pty., Ltd.	5,664	25	—	—
KOMIPO Bylong Pty., Ltd.	5,666	27	—	—
KOWEPO Bylong Pty., Ltd.	5,667	27	—	—
KOSPO Bylong Pty., Ltd.	5,667	27	—	—
EWP Bylong Pty., Ltd.	5,666	17	—	—
KOWEPO Lao International	4,453	712	1,027	375
KEPCO US Inc.	16,933	—	—	—
KEPCO Alamosa LLC	33,025	92	29	(126)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)	66,114	50,413	1,859	(410)
KEPCO-LG CNS Mangilao Holdings LLC	26,094	27,972	—	(293)
Mangilao Investment LLC	26,093	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC	25,746	152	—	(110)
Jeju Hanlim Offshore Wind Co., Ltd.	15,917	152	—	(464)
PT. Siborpa Eco Power	12,259	67	—	(247)
PT. Korea Energy Indonesia	1,310	98	594	43
KOLAT SpA	39,063	605	—	(103)
KEPCO California, LLC	43,050	21	346	134
KEPCO Mojave Holdings, LLC	103,083	65,714	—	(741)
Incheon Fuel Cell Co., Ltd.	23,058	39	—	(186)
KOEN Service Co., Ltd.	1,859	2,853	2,084	(1,546)
KOMIPO Service Co., Ltd.	1,239	969	3,875	(288)
KOWEPO Service Co., Ltd.	3,056	1,203	5,658	1,317
KOSPO Service Co., Ltd.	1,433	561	1,797	301
EWP Service Co., Ltd.	1,020	1,206	2,209	(746)
PT. KOMIPO Energy Indonesia	2,049	11	—	(241)
KNF partners Co., Ltd.	300	—	—	—
KOSPO USA Inc.	3,357	—	—	—
Nambu USA LLC	—	—	—	—
Tamra Offshore Wind Power Co., Ltd.	172,115	136,815	4,554	1,471

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Subsidiaries	Total assets	Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	~~W~~ 55,792,704	30,484,104	8,858,717	(137,613)
Korea South-East Power Co., Ltd.	9,997,758	4,948,553	5,521,038	25,736
Korea Midland Power Co., Ltd.	10,839,218	7,088,013	4,368,467	(38,142)
Korea Western Power Co., Ltd.	9,902,752	5,965,410	4,841,261	(28,157)
Korea Southern Power Co., Ltd.	9,810,985	5,463,721	5,539,793	55,439
Korea East-West Power Co., Ltd.	8,744,380	4,092,460	4,933,525	3,345
KEPCO Engineering & Construction Company, Inc.	771,480	310,100	433,701	12,937
KEPCO Plant Service & Engineering Co., Ltd.	1,275,365	296,428	1,239,604	160,791
KEPCO Nuclear Fuel Co., Ltd.	817,416	434,439	230,667	15,835
KEPCO KDN Co., Ltd.	566,807	159,423	622,154	60,016
Garolim Tidal Power Plant Co., Ltd.	608	345	—	(11)
KEPCO International HongKong Ltd.	140,101	1	—	3,307
KEPCO International Philippines Inc.	107,948	1,475	—	52,539
KEPCO Gansu International Ltd.	12,047	515	—	(24)
KEPCO Philippines Holdings Inc.	188,551	9,775	—	53,219
KEPCO Philippines Corporation	6,394	213	—	54
KEPCO Ilijan Corporation	431,444	53,413	99,844	49,631
KEPCO Lebanon SARL	1,509	9,686	—	413
KEPCO Neimenggu International Ltd.	194,336	—	—	20,829
KEPCO Shanxi International Ltd.	519,991	201,732	—	290
KOMIPO Global Pte Ltd.	250,456	961	—	11,478
KEPCO Netherlands B.V.	130,460	77	—	26,550
KOREA Imouraren Uranium Investment Corp.	63,517	171	—	(89,852)
KEPCO Australia Pty., Ltd.	439,719	14	—	49
KOSEP Australia Pty., Ltd.	37,057	2,832	20,294	7,315
KOMIPO Australia Pty., Ltd.	39,066	4,659	20,294	7,193
KOWEPO Australia Pty., Ltd.	39,341	4,702	20,294	7,316
KOSPO Australia Pty., Ltd.	36,525	3,585	20,294	9,520
KEPCO Middle East Holding Company	101,201	92,862	—	3,043
Qatrana Electric Power Company	484,383	326,486	18,766	21,170
KHNP Canada Energy, Ltd.	49,776	35	—	(26)
KEPCO Bylong Australia Pty., Ltd.	254,398	315,921	—	(29,573)
Korea Waterbury Uranium Limited Partnership	20,890	142	—	(74)
Korea Electric Power Nigeria Ltd.	112	39	727	(93)
KEPCO Holdings de Mexico	248	57	—	(11)
KST Electric Power Company	535,807	457,867	109,735	10,274
KEPCO Energy Service Company	1,940	1,454	5,117	(232)
KEPCO Netherlands S3 B.V.	46,518	38	—	1,226
PT. KOMIPO Pembangkitan Jawa Bali	11,405	5,472	20,320	3,925
PT. Cirebon Power Service	1,588	273	7,228	177
KOWEPO International Corporation	—	8	—	—
KOSPO Jordan LLC	16,315	3,432	34,371	1,907
EWP Philippines Corporation	1,684	829	—	(11)
EWP America Inc. (*1)	72,525	4,903	29,557	(4,483)
KNF Canada Energy Limited	1,801	20	—	(45)
EWP Barbados 1 SRL	268,033	1,581	688	11,221
Gyeonggi Green Energy Co., Ltd.	293,812	185,043	96,442	25,121
PT. Tanggamus Electric Power	216,321	187,502	26,832	9,338
Gyeongju Wind Power Co., Ltd.	122,303	83,348	21,906	8,803
KOMIPO America Inc.	10,092	572	—	(885)
KOSEP USA, INC.	1	4,857	—	4,341
PT. EWP Indonesia	7,444	14	—	3,138
KEPCO Netherlands J3 B.V.	115,978	77	—	(104)
Korea Offshore Wind Power Co., Ltd.	216,114	36,377	—	(8,473)
Global One Pioneer B.V.	162	87	—	(113)
Global Energy Pioneer B.V.	325	74	—	(102)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Subsidiaries	Total assets	Total liabilities	Sales	Profit (loss) for the period

Mira Power Limited	~~W~~ 277,525	213,104	—	(980)
KOSEP Material Co., Ltd.	2,862	1,249	3,240	377
Commerce and Industry Energy Co., Ltd.	92,872	88,009	27,937	(6,091)
KEPCO Singapore Holdings Pte., Ltd.	582	9	—	(31)
KEPCO KPS Philippines Corp.	7,501	358	4,815	766
KOSPO Chile SpA	139,814	57,502	—	1,016
PT. KOWEPO Sumsel Operation And Maintenance Services	1,313	394	4,343	(654)
HeeMang Sunlight Power Co., Ltd.	10,915	7,626	146	(192)
Fujeij Wind Power Company	217,796	212,435	—	(1,033)
KOSPO Youngnam Power Co., Ltd.	413,472	325,589	369,669	8,155
HI Carbon Professional Private Special Asset Investment Trust 1	3,002	—	—	12
Chitose Solar Power Plant LLC	115,505	105,079	15,022	872
KEPCO Energy Solution Co. Ltd.	304,103	849	5,584	2,532
Solar School Plant Co., Ltd.	204,282	1,366	1,149	2,033
KOSPO Power Services Limitada	3,045	596	9,610	1,132
Energy New Industry Specialized Investment Private Investment Trust (*2)	66,498	1,014	—	(1,140)
KOEN Bylong Pty., Ltd.	5,544	26	—	(10)
KOMIPO Bylong Pty., Ltd.	5,544	26	—	(25)
KOWEPO Bylong Pty., Ltd.	5,544	26	—	—
KOSPO Bylong Pty., Ltd.	5,544	26	—	(25)
EWP Bylong Pty., Ltd.	5,544	16	—	(15)
KOWEPO Lao International	3,800	1,015	2,899	895
KEPCO US Inc.	16,640	—	—	6
KEPCO Alamosa LLC	32,346	79	750	(688)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)	64,223	48,819	9,015	200
KEPCO-LG CNS Mangilao Holdings LLC	25,642	27,197	—	(1,144)
Mangilao Investment LLC	25,641	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC	25,406	146	—	(104)
Jeju Hanlim Offshore Wind Co., Ltd.	16,557	328	—	(925)
PT. Siborpa Eco Power	12,363	141	—	(1,771)
PT. Korea Energy Indonesia	1,183	60	1,459	223
KOLAT SpA	38,362	474	585	(186)
KEPCO California, LLC	42,171	21	—	(332)
KEPCO Mojave Holdings, LLC	103,189	65,730	—	(3,959)
Incheon Fuel Cell Co., Ltd.	23,626	415	—	(201)
KOEN Service Co., Ltd.	583	31	—	(48)
KOMIPO Service Co., Ltd.	576	17	—	(41)
KOWEPO Service Co., Ltd.	750	227	—	(77)
KOSPO Service Co., Ltd.	576	6	—	(30)
EWP Service Co., Ltd.	667	97	—	(30)
PT. KOMIPO Energy Indonesia	2,236	—	—	—

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s power over the subsidiaries are as follows:

Company	Nature and extent of any significant restrictions

Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.
Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
March 31, 2019
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total

Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	178,782	696,796	250,157	953,042	2,078,777
Non-current assets		263,828	614,758	483,567	2,939,344	4,301,497
Current liabilities		(19,312)	(352,188)	(203,585)	(612,408)	(1,187,493)
Non-current liabilities		(48,233)	(47,937)	(70,268)	(2,005,121)	(2,171,559)
Net assets		375,065	911,429	459,871	1,274,857	3,021,222
Book value of non-controlling interest		183,782	446,600	155,988	699,061	1,485,431
Sales		23,986	242,677	84,210	204,031	554,904
Profit for the period		13,893	15,872	9,157	15,798	54,720
Profit for the period attributable to non-controlling interest		6,808	7,777	3,107	4,987	22,679
Cash flows from operating activities		29,963	56,545	7,803	93,353	187,664
Cash flows from investing activities		1,900	(33,185)	12,663	(7,799)	(26,421)
Cash flows from financing activities before dividends to non-controlling interest		(11,811)	(1,503)	(30,131)	(71,164)	(114,609)
Dividends to non-controlling interest		(11,348)	—	—	(8,071)	(19,419)
Effect of exchange rate fluctuation		1,108	(232)	(3)	3,989	4,862
Net increase (decrease) of cash and cash equivalents		9,812	21,625	(9,668)	10,308	32,077

In millions of won
December 31, 2018
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total

Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	163,622	628,725	281,390	956,928	2,030,665
Non-current assets		267,822	646,640	490,090	2,760,500	4,165,052
Current liabilities		(16,819)	(270,097)	(248,402)	(559,552)	(1,094,870)
Non-current liabilities		(36,594)	(26,331)	(61,698)	(1,933,583)	(2,058,206)
Net assets		378,031	978,937	461,380	1,224,293	3,042,641
Book value of non-controlling interest		185,235	479,679	156,500	680,963	1,502,377
Sales		99,844	1,239,604	433,701	966,037	2,739,186
Profit for the period		49,631	160,791	12,937	92,457	315,816
Profit for the period attributable to non-controlling interest		24,319	78,788	4,388	28,475	135,970
Cash flows from operating activities		92,822	129,700	81,042	110,448	414,012
Cash flows from investing activities		(4,452)	(123,593)	(50,569)	35,167	(143,447)
Cash flows from financing activities before dividends to non-controlling interest		(53,733)	(33,737)	(14,591)	(374,669)	(476,730)
Dividends to non-controlling interest		(51,626)	(32,414)	(2,839)	(23,452)	(110,331)
Effect of exchange rate fluctuation		2,840	(124)	31	1,304	4,051
Net increase (decrease) of cash and cash equivalents		(14,149)	(60,168)	13,074	(251,202)	(312,445)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

17.	Consolidated Subsidiaries, Continued

(6)	Changes in goodwill

(i)	Details of goodwill as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018
Acquisition cost	~~W~~	2,582	2,582
Accumulated impairment		—	—

Carrying book value	~~W~~	2,582	2,582

(ii)	There are no changes in goodwill for the three-month period ended March 31, 2019 and for the year ended December 31, 2018.

(7)	Disposals of subsidiaries

The Group re-classified KEPCO Singapore Holdings Pte., Ltd. as an assets held-for-sale during the three-month period ended March 31, 2019

18.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won
March 31, 2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,789,121
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	664,256
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	510,006
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	263,986
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	122,856
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	120,144
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	113,363
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	78,964
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	77,275
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	65,949
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	59,951
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	45,541
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	38,810
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	57.67%		35,571	31,320
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	30,263
Others (Daeryun Power Co., Ltd. and 44 others)					327,694	164,124

				~~W~~	2,336,125	4,175,929

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2019 and December 31, 2018 are as follows, continued:

In millions of won
March 31, 2019
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%	~~W~~	204,000	242,610
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	240,995
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	217,720
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	180,848
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	180,429
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	107,702
Kelar S.A (*6)	Power generation	CHILE	65.00%		78,060	75,033
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	49,815
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	49,146
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	45,830
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	42,609
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	41,535
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	41,017
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	37,863
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	36,233
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,783	32,327
Others (Shuweihat Asia Power Investment B.V.and 39 others)					332,253	268,956

					1,674,967	1,890,668

				~~W~~	4,011,092	6,066,597

(*1)	The effective percentage of ownership is 21.57% including treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% including redeemable convertible preferred stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of March 31, 2019 and December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,701,848
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	647,010
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	511,646
Korea Power Exchange (*2)	Management of power market and others	KOREA	100.00%		127,839	251,802
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	127,160
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	114,566
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	108,628
Dongducheon Dream Power Co., Ltd. (*3)	Power generation	KOREA	33.61%		148,105	76,386
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		84,374	77,165
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	67,600
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	57,558
Korea Electric Power Corporation Fund (*4)	Developing electric enterprises	KOREA	98.09%		51,500	47,189
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,338
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation of utility plant	NEPAL	57.67%		35,571	30,961
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	31,097
Others (Daeryun Power Co., Ltd. and 42 others)					333,042	173,866

				~~W~~	2,338,421	4,064,820

<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%	~~W~~	204,000	240,591
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	239,632
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,306
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60.00%		111,476	177,357
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,162
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	105,328
Kelar S.A (*6)	Power generation	CHILE	65.00%		78,060	72,824
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	51,094
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	47,903
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	41,110
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	42,505
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	39,442
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	41,415
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	38,898
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	36,865
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	7,081
Others (Shuweihat Asia Power Investment B.V. and 38 others)					330,640	257,012

					1,647,317	1,813,525

				~~W~~	3,985,738	5,878,345

(*1)	The effective percentage of ownership is 21.57% including treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*3)	The effective percentage of ownership is 34.01% including redeemable convertible preferred stock.
(*4)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won
Investees	March 31, 2019		December 31, 2018
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	34,129	33,609
Korea Gas Corporation		852,390	910,980
YTN Co., Ltd.		18,810	18,900
SPC Power Corporation		92,846	72,710
PT. Bayan Resources TBK		1,006,741	1,017,601

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows :

In millions of won
March 31, 2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,701,848	—	—	—	116,649	(2,684)	(26,692)	1,789,121
Gemeng International Energy Co., Ltd.		647,010	—	—	—	(6,441)	23,687	—	664,256
PT. Bayan Resources TBK		511,646	—	—	—	3,568	(5,208)	—	510,006
Korea Power Exchange		251,802	—	—	—	12,184	—	—	263,986
Hyundai Green Power Co., Ltd.		127,160	—	—	(8,889)	4,585	—	—	122,856
S-Power Co., Ltd.		114,566	—	—	—	5,578	—	—	120,144
PT. Cirebon Electric Power		108,628	—	—	—	2,996	1,739	—	113,363
Dongducheon Dream Power Co., Ltd.		76,386	—	—	—	2,578	—	—	78,964
Xe-Pian Xe-Namnoy Power Co., Ltd.		77,165	3,052	—	—	(4,302)	1,360	—	77,275
Shin Pyeongtaek Power Co., Ltd.		67,600	—	—	—	(1,733)	82	—	65,949
SPC Power Corporation		57,558	—	—	—	1,761	609	23	59,951
Korea Electric Power Corporation Fund		47,189	—	—	—	(1,776)	128	—	45,541
YTN Co., Ltd.		40,338	—	—	(180)	(1,496)	15	133	38,810
Nepal Water & Energy Development Company Private Limited		30,961	—	—	—	(156)	515	—	31,320
PT Wampu Electric Power		31,097	—	—	—	(1,367)	533	—	30,263
Others		173,866	1,564	—	(4,197)	3,508	(447)	(10,170)	164,124

	~~W~~	4,064,820	4,616	—	(13,266)	136,136	20,329	(36,706)	4,175,929

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
March 31, 2019
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	~~W~~	240,591	—	—	(10,200)	12,219	—	—	242,610
Jamaica Public Service Company Limited		239,632	—	—	—	(2,827)	—	4,190	240,995
KEPCO SPC Power Corporation		208,306	—	—	—	6,436	2,966	12	217,720
Amman Asia Electric Power Company		177,357	—	—	—	4,891	(1,399)	(1)	180,848
Datang Chifeng Renewable Power Co., Ltd.		166,162	—	—	—	8,052	6,218	(3)	180,429
Rabigh Electricity Company		105,328	—	—	—	3,575	(1,122)	(79)	107,702
Kelar S.A		72,824	—	—	—	915	1,294	—	75,033
RE Holiday Holdings LLC		51,094	—	—	—	(239)	(1,040)	—	49,815
Solar Philippines Calatagan Corporation		47,903	—	—	—	981	262	—	49,146
Daegu Green Power Co., Ltd.		41,110	—	—	—	4,720	—	—	45,830
Chun-cheon Energy Co., Ltd.		42,505	—	—	—	104	—	—	42,609
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		39,442	—	—	—	636	1,457	—	41,535
RE Barren Ridge 1 Holdings LLC		41,415	—	—	(1,012)	808	(194)	—	41,017
RE Pioneer Holdings LLC		38,898	—	—	(670)	(365)	—	—	37,863
Chile Solar JV SpA		36,865	—	—	—	(737)	105	—	36,233
PT. Tanjung Power Indonesia		7,081	26,037	—	—	815	(1,606)	—	32,327
Others		257,012	15,017	—	(3,796)	(931)	2,107	(453)	268,956

		1,813,525	41,054	—	(15,678)	39,053	9,048	3,666	1,890,668

	~~W~~	5,878,345	45,670	—	(28,944)	175,189	29,377	(33,040)	6,066,597

In millions of won
December 31, 2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,618,868	—	—	—	107,952	(24,843)	(129)	1,701,848
Gemeng International Energy Co., Ltd.		649,973	—	—	(11,246)	15,156	(6,873)	—	647,010
PT. Bayan Resources TBK		451,831	—	—	(33,651)	74,776	18,690	—	511,646
Korea Power Exchange		237,631	—	—	—	16,031	—	(1,860)	251,802
Hyundai Green Power Co., Ltd.		114,806	—	—	(8,889)	21,243	—	—	127,160
S-Power Co., Ltd.		116,945	—	—	—	(2,326)	—	(53)	114,566
PT. Cirebon Electric Power		97,410	—	—	(4,432)	9,385	6,265	—	108,628
Dongducheon Dream Power Co., Ltd.		53,233	36,971	—	—	(13,824)	—	6	76,386
Xe-Pian Xe-Namnoy Power Co., Ltd.		61,779	12,893	—	—	(479)	2,972	—	77,165
Shin Pyeongtaek Power Co., Ltd.		34,903	28,080	—	—	(2,946)	6,673	890	67,600
SPC Power Corporation		52,283	—	—	(9,549)	4,235	10,578	11	57,558
Korea Electric Power Corporation Fund		47,974	—	—	—	(505)	(280)	—	47,189
YTN Co., Ltd.		40,606	—	—	(180)	545	(186)	(447)	40,338
Nepal Water & Energy Development Company Private Limited		30,498	—	—	—	(770)	1,233	—	30,961
PT Wampu Electric Power		29,403	—	—	—	408	1,286	—	31,097
Others		199,278	4,339	—	(5,102)	(12,872)	(1,367)	(10,410)	173,866

	~~W~~	3,837,421	82,283	—	(73,049)	216,009	14,148	(11,992)	4,064,820

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Joint ventures>
GS Donghae Electric Power Co., Ltd.	~~W~~	220,727	—	—	—	20,061	—	(197)	240,591
Jamaica Public Service Company Limited		221,153	—	—	(4,472)	13,099	9,852	—	239,632
KEPCO SPC Power Corporation		217,094	—	—	(41,601)	44,909	(12,092)	(4)	208,306
Amman Asia Electric Power Company		145,676	—	—	—	19,604	12,077	—	177,357
Datang Chifeng Renewable Power Co., Ltd.		171,055	—	—	(18,859)	14,808	(842)	—	166,162
Rabigh Electricity Company		99,356	—	—	(29,067)	13,305	22,371	(637)	105,328
Kelar S.A		67,233	—	—	—	2,732	2,859	—	72,824
RE Holiday Holdings LLC		—	42,948	—	(112)	8,055	203	—	51,094
Solar Philippines Calatagan Corporation		—	47,903	—	—	—	—	—	47,903
Daegu Green Power Co., Ltd.		42,391	—	—	—	(1,283)	—	2	41,110
Chun-cheon Energy Co., Ltd.		48,118	—	—	—	(5,613)	—	—	42,505
Datang KEPCO Chaoyang Renewable Power Co., Ltd.(*)		11,060	—	—	—	582	(1,214)	29,014	39,442
RE Barren Ridge 1 Holdings LLC		—	28,021	—	(1,114)	13,994	514	—	41,415
RE Pioneer Holdings LLC		—	27,891	—	(979)	11,585	401	—	38,898
Chile Solar JV SpA		—	36,654	—	—	4,453	(5,278)	1,036	36,865
PT. Tanjung Power Indonesia		1,776	—	—	—	3,373	1,928	4	7,081
Others		247,636	53,725	(1,632)	(5,922)	(16,572)	10,206	(30,429)	257,012

		1,493,275	237,142	(1,632)	(102,126)	147,092	40,985	(1,211)	1,813,525

	~~W~~	5,330,696	319,425	(1,632)	(175,175)	363,101	55,133	(13,203)	5,878,345

(*)	Datang Chaoyang Renewable Power Co., Ltd. was merged with Datang KEPCO Chaoyang Renewable Power Co., Ltd. during the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won
March 31, 2019
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	39,110,433	30,209,738	8,713,881	539,148
Gemeng International Energy Co., Ltd.		7,250,537	5,296,846	481,624	(860)
PT. Bayan Resources TBK		1,353,867	507,115	3,433	82,153
Korea Power Exchange		310,133	46,147	27,583	8,500
Hyundai Green Power Co., Ltd.		1,105,422	681,782	118,319	21,402
S-Power Co., Ltd.		835,948	587,287	194,345	11,329
PT. Cirebon Electric Power		844,138	431,913	68,951	10,211
Dongducheon Dream Power Co., Ltd.		1,479,887	1,204,238	207,225	9,928
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,055,818	742,586	—	(17,034)
Shin Pyeongtaek Power Co., Ltd.		715,018	553,373	—	(535)
SPC Power Corporation		239,495	19,411	12,240	6,776
Korea Electric Power Corporation Fund		46,557	133	86	(175)
YTN Co., Ltd.		275,879	94,753	25,727	(6,108)
Nepal Water & Energy Development Company Private Limited		56,023	4,192	—	(272)
PT Wampu Electric Power		218,440	152,651	3,433	811

<Joint ventures>
GS Donghae Electric Power Co., Ltd.		2,269,898	1,556,340	194,137	35,938
Jamaica Public Service Company Limited		1,397,767	825,014	236,684	(4,632)
KEPCO SPC Power Corporation		320,579	31,058	40,031	8,823
Amman Asia Electric Power Company		789,735	488,175	5,704	8,163
Datang Chifeng Renewable Power Co., Ltd.		791,356	340,161	38,773	19,686
Rabigh Electricity Company		2,471,377	2,019,631	70,874	13,437
Kelar S.A		646,029	534,629	22,031	4,509
RE Holiday Holdings LLC		333,222	233,593	11,886	869
Solar Philippines Calatagan Corporation		102,984	51,797	4,520	2,581
Daegu Green Power Co., Ltd.		612,490	528,924	102,275	8,765
Chun-cheon Energy Co., Ltd.		657,229	514,736	103,175	554
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		198,522	94,685	5,918	1,589
RE Barren Ridge 1 Holdings LLC		215,204	133,169	13,157	10,436
RE Pioneer Holdings LLC		250,196	174,469	15,410	5,961
Chile Solar JV SpA		75,931	3,466	88	(1,475)
PT. Tanjung Power Indonesia		623,787	531,425	26,160	2,797

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	39,689,692	31,186,488	26,185,038	523,480
Gemeng International Energy Co., Ltd.		7,155,937	4,420,561	1,921,367	120,558
PT. Bayan Resources TBK		1,388,199	566,890	1,707,387	521,666
Korea Power Exchange		304,318	52,516	108,571	16,031
Hyundai Green Power Co., Ltd.		1,127,220	688,738	501,798	66,925
S-Power Co., Ltd.		825,354	588,022	551,378	(6,185)
PT. Cirebon Electric Power		876,069	481,061	274,962	33,144
Dongducheon Dream Power Co., Ltd.		1,512,510	1,244,178	828,430	(22,864)
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,015,013	702,187	—	(1,214)
Shin Pyeongtaek Power Co., Ltd.		674,100	511,582	—	682
SPC Power Corporation		225,599	16,819	50,317	37,355
Korea Electric Power Corporation Fund		48,280	176	1,315	(649)
YTN Co., Ltd.		286,964	98,682	132,382	1,587
Nepal Water & Energy Development Company Private Limited		55,453	4,249	—	(984)
PT Wampu Electric Power		223,009	155,406	13,463	4,624

<Joint ventures>
GS Donghae Electric Power Co., Ltd.		2,259,129	1,551,509	787,425	58,976
Jamaica Public Service Company Limited		1,396,421	827,837	992,677	32,507
KEPCO SPC Power Corporation		312,093	35,091	184,046	59,543
Amman Asia Electric Power Company		792,532	496,791	23,676	32,674
Datang Chifeng Renewable Power Co., Ltd.		751,551	336,024	117,270	37,159
Rabigh Electricity Company		2,448,690	2,003,050	274,184	38,789
Kelar S.A		626,206	518,135	87,507	8,587
RE Holiday Holdings LLC		334,742	232,553	9,451	1,319
Solar Philippines Calatagan Corporation		121,650	51,219	16,689	8,732
Daegu Green Power Co., Ltd.		591,263	523,972	291,734	(4,424)
Chun-cheon Energy Co., Ltd.		666,050	523,904	320,950	(19,133)
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		190,951	92,347	18,824	2,557
RE Barren Ridge 1 Holdings LLC		221,304	138,473	10,567	8,625
RE Pioneer Holdings LLC		252,512	174,717	12,364	6,544
Chile Solar JV SpA		73,740	10	73	8,906
PT. Tanjung Power Indonesia		505,551	485,321	109,029	9,717

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won
March 31, 2019
Investees	Net assets		Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,900,695	21.57%	1,919,880	—	—	(130,759)	1,789,121
Gemeng International Energy Co., Ltd.		1,953,691	34.00%	664,255	—	—	—	664,256
PT. Bayan Resources TBK		846,752	20.00%	169,350	417,036	—	(76,380)	510,006
Korea Power Exchange		263,986	100.00%	263,986	—	—	—	263,986
Hyundai Green Power Co., Ltd.		423,640	29.00%	122,856	—	—	—	122,856
S-Power Co., Ltd.		248,661	49.00%	121,844	—	(1,700)	—	120,144
PT. Cirebon Electric Power		412,225	27.50%	113,362	—	—	—	113,363
Dongducheon Dream Power Co., Ltd.		275,649	34.01%	93,748	1,757	(3,959)	(12,582)	78,964
Xe-Pian Xe-Namnoy Power Co., Ltd.		313,232	25.00%	78,308	305	(1,049)	(289)	77,275
Shin Pyeongtaek Power Co., Ltd.		161,645	40.00%	64,658	12,800	(11,509)	—	65,949
SPC Power Corporation		220,084	38.00%	83,632	—	—	(23,681)	59,951
Korea Electric Power Corporation Fund		46,424	98.09%	45,537	—	—	4	45,541
YTN Co., Ltd.		181,126	21.43%	38,813	—	(3)	—	38,810
Nepal Water & Energy Development Company Private Limited		51,831	57.67%	29,891	972	—	457	31,320
PT Wampu Electric Power		65,789	46.00%	30,263	—	—	—	30,263

<Joint ventures>
GS Donghae Electric Power Co., Ltd.		713,558	34.00%	242,610	—	—	—	242,610
Jamaica Public Service Company Limited		572,753	40.00%	229,101	(80,161)	—	92,055	240,995
KEPCO SPC Power Corporation		289,521	75.20%	217,720	—	—	—	217,720
Amman Asia Electric Power Company		301,560	60.00%	180,936	—	—	(88)	180,848
Datang Chifeng Renewable Power Co., Ltd.		451,195	40.00%	180,478	—	—	(49)	180,429
Rabigh Electricity Company		451,746	40.00%	180,698	—	(70,977)	(2,018)	107,702
Kelar S.A		111,400	65.00%	72,410	2,623	—	—	75,033
RE Holiday Holdings LLC		99,629	50.00%	49,815	—	—	—	49,815
Solar Philippines Calatagan Corporation		51,187	38.00%	19,451	29,695	—	—	49,146
Daegu Green Power Co., Ltd.		83,566	29.00%	24,234	84	—	21,512	45,830
Chun-cheon Energy Co., Ltd.		142,493	29.90%	42,605	3	—	—	42,609
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		103,837	40.00%	41,535	—	—	—	41,535
RE Barren Ridge 1 Holdings LLC		82,035	50.00%	41,018	—	—	—	41,017
RE Pioneer Holdings LLC		75,727	50.00%	37,864	—	—	—	37,863
Chile Solar JV SpA		72,465	50.00%	36,233	—	—	—	36,233
PT. Tanjung Power Indonesia		92,362	35.00%	32,327	—	—	—	32,327

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of March 31, 2019 and December 31, 2018 are as follows, continued:

In millions of won
December 31, 2018
Investees	Net assets		Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	8,503,204	21.57%	1,834,141	—	—	(132,293)	1,701,848
Gemeng International Energy Co., Ltd.		2,735,376	34.00%	930,028	—	—	(283,018)	647,010
PT. Bayan Resources TBK		821,309	20.00%	164,262	423,763	—	(76,379)	511,646
Korea Power Exchange		251,802	100.00%	251,802	—	—	—	251,802
Hyundai Green Power Co., Ltd.		438,482	29.00%	127,160	—	—	—	127,160
S-Power Co., Ltd.		237,332	49.00%	116,293	—	(1,727)	—	114,566
PT. Cirebon Electric Power		395,008	27.50%	108,628	—	—	—	108,628
Dongducheon Dream Power Co., Ltd.		268,332	34.01%	91,260	1,757	(4,049)	(12,582)	76,386
Xe-Pian Xe-Namnoy Power Co., Ltd.		312,826	25.00%	78,207	253	(1,006)	(289)	77,165
Shin Pyeongtaek Power Co., Ltd.		162,518	40.00%	65,007	12,800	(10,207)	—	67,600
SPC Power Corporation		208,780	38.00%	79,336	—	—	(21,778)	57,558
Korea Electric Power Corporation Fund		48,104	98.09%	47,185	—	—	4	47,189
YTN Co., Ltd.		188,282	21.43%	40,346	—	(6)	(2)	40,338
Nepal Water & Energy Development Company Private Limited		51,204	57.67%	29,529	972	—	460	30,961
PT Wampu Electric Power		67,603	46.00%	31,097	—	—	—	31,097

<Joint ventures>
GS Donghae Electric Power Co., Ltd.		707,620	34.00%	240,591	—	—	—	240,591
Jamaica Public Service Company Limited		568,584	40.00%	227,434	(80,161)	—	92,359	239,632
KEPCO SPC Power Corporation		277,002	75.20%	208,306	—	—	—	208,306
Amman Asia Electric Power Company		295,741	60.00%	177,445	—	—	(88)	177,357
Datang Chifeng Renewable Power Co., Ltd.		415,527	40.00%	166,211	—	—	(49)	166,162
Rabigh Electricity Company		445,640	40.00%	178,256	—	(70,977)	(1,951)	105,328
Kelar S.A		108,071	65.00%	70,246	2,470	—	108	72,824
RE Holiday Holdings LLC		102,189	50.00%	51,094	—	—	—	51,094
Solar Philippines Calatagan Corporation		70,431	38.00%	26,764	21,139	—	—	47,903
Daegu Green Power Co., Ltd.		67,291	29.00%	19,514	84	—	21,512	41,110
Chun-cheon Energy Co., Ltd.		142,146	29.90%	42,502	3	—	—	42,505
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		98,604	40.00%	39,442	—	—	—	39,442
RE Barren Ridge 1 Holdings LLC		82,831	50.00%	41,415	—	—	—	41,415
RE Pioneer Holdings LLC		77,795	50.00%	38,898	—	—	—	38,898
Chile Solar JV SpA		73,730	50.00%	36,865	—	—	—	36,865
PT. Tanjung Power Indonesia		20,230	35.00%	7,081	—	—	—	7,081

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(6)

As of March 31, 2019 and December 31, 2018, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Hadong Mineral Fiber Co., Ltd.	~~W~~	—	2	—	2
PT. Mutiara Jawa		—	—	(746)	—
Eurasia Energy Holdings		3	182	7	179
Gunsan Bio Energy Co., Ltd.		307	2,509	916	2,202
Daehan Wind Power PSC		—	—	(412)	—
Hyundai Energy Co., Ltd.		2,518	28,359	25,841	25,841
Nghi Son 2 Power LLC		34,945	76,604	41,659	41,659
Samcheok Eco Materials Co., Ltd.		46	1,331	1,285	1,285
Naepo Green Energy Co., Ltd.,		4,539	4,539	—	—

(7)	As of March 31, 2019, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd., issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Hyundai Energy Co., Ltd.

The Group had placed guarantees for a fixed return on the investment to NH Power II Co., Ltd. and National Agricultural Cooperative Federation (“NACF”) and had obtained the rights to acquire the investment securities in return preferentially. In addition, NH Power II Co., Ltd. and NACF have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of the contract to sell their shares to the Group.

(iii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(v)	Jeongam Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Group is obligated to acquire those shares at fair value.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(7)	As of March 31, 2019, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(vi)	Daejung Offshore Wind Power Co., Ltd.

In the case where Doosan Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Group is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Doosan Heavy Industries Co., Ltd.

(vii)	Hyundai Green Power Co., Ltd.

As of March 31, 2019, Hyundai Green Power Co., Ltd., an associate of the Group, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ~~W~~852.1 billion with Korea Development Bank and others. At a certain period in the future, the Group has call option against the financial investors (Korea Development Bank and others) and also has an obligation to purchase its shares when claimed by the financial investors. At a certain period in the future, the Group has put option against Hyundai Steel Companyand a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Company.

(viii)	YeongGwang Yaksu Wind Electric. Co., Ltd

As of March 31, 2019, YeongGwang Yaksu Wind Electric. Co., Ltd, an associate of the Group, which engages in the wind power generating business, entered into a project financing agreement with a limit of ~~W~~46 billion with IBK and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

18.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s power over associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

19.	Property, Plant and Equipment

(1)	Property, plant and equipment as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value

Land	~~W~~	13,604,260	(21,967)	—	—	13,582,293
Buildings		19,478,797	(62,073)	(7,692,260)	(3,669)	11,720,795
Structures		66,993,938	(188,208)	(24,100,954)	(8,399)	42,696,377
Machinery		82,868,371	(168,775)	(35,389,833)	(439,350)	46,870,413
Ships		3,655	—	(3,378)	—	277
Vehicles		286,234	(3,728)	(220,550)	(116)	61,840
Equipment		1,563,365	(348)	(1,213,858)	(42)	349,117
Tools		1,084,906	(603)	(900,707)	(38)	183,558
Construction-in-progress		29,792,512	(58,567)	—	(207,993)	29,525,952
Right-of-use assets		7,077,791	—	(2,329,913)	—	4,747,878
Asset retirement costs		9,522,512	—	(3,815,381)	(146,423)	5,560,708
Others		12,165,868	—	(9,718,852)	—	2,447,016

	~~W~~	244,442,209	(504,269)	(85,385,686)	(806,030)	157,746,224

In millions of won	December 31, 2018
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,554,292	(21,968)	—	—	13,532,324
Buildings		19,431,536	(63,189)	(7,494,176)	(3,669)	11,870,502
Structures		66,335,506	(190,854)	(23,615,312)	(8,399)	42,520,941
Machinery		82,047,823	(173,242)	(34,151,878)	(439,350)	47,283,353
Ships		3,655	—	(3,353)	—	302
Vehicles		287,954	(4,220)	(215,649)	(116)	67,969
Equipment		1,558,309	(418)	(1,175,408)	(42)	382,441
Tools		1,073,145	(675)	(880,432)	(38)	192,000
Construction-in-progress		29,026,880	(54,740)	—	(205,713)	28,766,427
Finance lease assets		2,390,701	(26)	(2,194,971)	—	195,704
Asset retirement costs		9,424,181	—	(3,706,004)	(146,423)	5,571,754
Others		11,875,394	—	(9,515,917)	—	2,359,477

	~~W~~	237,009,376	(509,332)	(82,953,100)	(803,750)	152,743,194

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

19.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Beginning balance		Effect of change in accounting policy	Acquisitions	Disposals	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	13,554,292	—	24,332	(1,854)	—	—	27,490	13,604,260
(Government grants)		(21,968)	—	—	—	—	—	1	(21,967)
Buildings		11,933,691	—	2,836	(3,218)	(196,816)	—	46,375	11,782,868
(Government grants)		(63,189)	—	(292)	—	1,410	—	(2)	(62,073)
Structures		42,711,795	—	22	(123,273)	(563,806)	—	859,847	42,884,585
(Government grants)		(190,854)	—	—	362	2,333	—	(49)	(188,208)
Machinery		47,456,595	—	70,495	(71,661)	(1,304,001)	—	887,760	47,039,188
(Government grants)		(173,242)	—	—	108	4,363	—	(4)	(168,775)
Ships		302	—	—	—	(25)	—	—	277
Vehicles		72,189	—	558	(45)	(7,916)	—	782	65,568
(Government grants)		(4,220)	—	(45)	—	537	—	—	(3,728)
Equipment		382,859	—	5,743	(34)	(45,102)	—	5,999	349,465
(Government grants)		(418)	—	—	—	71	—	(1)	(348)
Tools		192,675	—	1,971	(7)	(21,074)	—	10,596	184,161
(Government grants)		(675)	—	—	—	72	—	—	(603)
Construction-in-progress		28,821,167	—	2,169,136	(2)	—	(2,279)	(1,403,503)	29,584,519
(Government grants)		(54,740)	—	(3,854)	—	—	—	27	(58,567)
Finance lease assets		195,730	(195,730)	—	—	—	—	—	—
(Government grants)		(26)	26	—	—	—	—	—	—
Right-of-use assets		—	4,786,692	96,327	—	(135,141)	—	—	4,747,878
Asset retirement costs		5,571,754	—	—	—	(156,160)	(1)	145,115	5,560,708
Others		2,359,477	—	254	(2,012)	(197,749)	—	287,046	2,447,016

	~~W~~	152,743,194	4,590,988	2,367,483	(201,636)	(2,619,004)	(2,280)	867,479	157,746,224

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

19.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won	December 31, 2018
	Beginning balance		Acquisitions	Disposals	Depreciation	Impairment (*1)	Others	Ending balance

Land	~~W~~	13,318,542	2,254	(18,240)	—	—	251,736	13,554,292
(Government grants)		(21,968)	—	—	—	—	—	(21,968)
Buildings		12,053,526	10,156	(8,545)	(767,845)	(1,896)	648,295	11,933,691
(Government grants)		(63,539)	(4,213)	31	6,836	—	(2,304)	(63,189)
Structures		44,104,778	11,123	(587,278)	(2,476,278)	(360)	1,659,810	42,711,795
(Government grants)		(196,414)	—	3,270	10,292	—	(8,002)	(190,854)
Machinery (*2)		46,875,798	460,676	(250,159)	(4,973,252)	(393,839)	5,737,371	47,456,595
(Government grants)		(183,188)	(1,185)	823	18,099	—	(7,791)	(173,242)
Ships		403	—	—	(103)	—	2	302
Vehicles		81,038	2,774	(402)	(32,620)	—	21,399	72,189
(Government grants)		(6,322)	(45)	—	2,146	—	1	(4,220)
Equipment		420,672	36,884	(265)	(187,821)	(36)	113,425	382,859
(Government grants)		(761)	(22)	—	365	—	—	(418)
Tools		200,663	12,331	(268)	(83,283)	(6)	63,238	192,675
(Government grants)		(1,027)	(44)	—	432	—	(36)	(675)
Construction-in-progress		25,572,541	11,749,397	(47,463)	—	(167,603)	(8,285,705)	28,821,167
(Government grants)		(49,084)	(23,895)	—	—	—	18,239	(54,740)
Finance lease assets		297,679	—	—	(101,888)	—	(61)	195,730
(Government grants)		(27)	—	—	1	—	—	(26)
Asset retirement costs		6,039,484	1,988	—	(610,435)	(146,424)	287,141	5,571,754
Others		2,439,620	8,691	(715)	(709,579)	—	621,460	2,359,477

	~~W~~	150,882,414	12,266,870	(909,211)	(9,904,933)	(710,164)	1,118,218	152,743,194

(*1)

Korea Hydro & Nuclear Power Co., Ltd. and Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Group recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income. The amount includes impairment loss of ~~W~~703,133 million in relation to Wolsong unit 1, and Shin-Hanwool unit 3 and 4 as described in Note 2, and the loss of ~~W~~7,031 million due to fire at Taean unit 2.

(*2)

As described in Note 27, the amount of acquisition of machinery includes ~~W~~204,787 million of that the Group believes the possibility of economic outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

20.	Investment Properties

(1)	Investment properties as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	165,576	—	—	165,576
Buildings		36,707	(48)	(16,183)	20,476

	~~W~~	202,283	(48)	(16,183)	186,052

In millions of won	December 31, 2018
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	139,940	—	—	139,940
Buildings		34,801	(50)	(15,132)	19,619

	~~W~~	174,741	(50)	(15,132)	159,559

(2)	Changes in investment properties for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Beginning balance		Depreciation	Others	Ending balance

Land	~~W~~	139,940	—	25,636	165,576
Buildings		19,669	(244)	1,099	20,524
(Government grants)		(50)	—	2	(48)

	~~W~~	159,559	(244)	26,737	186,052

In millions of won	December 31, 2018
	Beginning balance		Depreciation	Others	Ending balance

Land	~~W~~	264,205	—	(124,265)	139,940
Buildings		20,592	(924)	1	19,669
(Government grants)		(83)	1	32	(50)

	~~W~~	284,714	(923)	(124,232)	159,559

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

20.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019		March 31, 2018

Rental income	~~W~~	2,207	2,861
Operating and maintenance expenses related to rental income		(244)	(290)

	~~W~~	1,963	2,571

(4)	Fair value of investment properties as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Book value		Fair value	Book value	Fair value

Land	~~W~~	165,576	161,013	139,940	167,178
Buildings		20,476	23,319	19,619	23,276

	~~W~~	186,052	184,332	159,559	190,454

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment property is held under freehold interests.

21.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance

Nuclear power plant construction in UAE and others	~~W~~	3,620,787	58,330	(256,054)	3,423,063

(*)

For the three-month period ended March 31, 2019, the increased balance of contracts from new orders and foreign exchange impact is ~~W~~78,048 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~19,718 million.

In millions of won	December 31, 2018
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance

Nuclear power plant construction in UAE and others	~~W~~	4,176,595	1,186,584	(1,742,391)	3,620,788

(*)

For the year ended December 31, 2018, the increased balance of contracts from new orders and foreign exchange impact is ~~W~~1,207,097 million and the decreased balance of contracts due to changes in scope of construction work is ~~W~~20,513 million.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

21.	Construction Contracts, Continued

(2)	Accumulated earned revenue, costs and others related to the Group’s construction contracts as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Accumulated earned revenue		Accumulated costs	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	19,995,064	18,840,079	1,154,985	—

In millions of won	December 31, 2018
	Accumulated earned revenue		Accumulated costs	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	19,801,220	18,651,188	1,150,032	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)

Nuclear power plant construction in UAE and others	~~W~~	44,009	249,522	36,232	350,460

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)

The contract with ENEC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchaser. ENEC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that ENEC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the financial statements.

(5)	Changes in estimates of contract revenues and costs related to the Group’s construction services for the three-month period ended March 31, 2019 are as follows:

In millions of won	March 31, 2019
						Assets		Receivables from construction contracts
	Expected loss on constructi- on contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recogniz- ed in future profit or loss	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Changes in estimated total contract costs
Transmission and distribution	~~W~~	—	8,854	4,279	4,575	21,090	—	—	—	815,581
Plant maintenance & engineering service		1,524	(11,211)	(10,428)	(783)	22,919	22	20	—	(2,028)

	~~W~~	1,524	(2,357)	(6,149)	3,792	44,009	22	20	—	813,553

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

22.	Intangible Assets other than Goodwill

(1)	Intangible assets as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	~~W~~	624,828	(363)	(478,019)	—	146,446
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		98,370	—	(32,478)	—	65,892
Mining rights		587,712	—	(32,749)	—	554,963
Development expenditures		882,763	(1,894)	(793,660)	—	87,209
Intangible assets under development		82,369	(10,801)	—	(12,845)	58,723
Usage rights of donated assets and others		459,682	—	(376,308)	—	83,374
Leasehold rights		25,989	—	(20,108)	—	5,881
Greenhouse gas emissions rights		75,740	—	—	—	75,740
Others		348,188	—	(108,917)	(11,975)	227,296

	~~W~~	3,189,039	(13,058)	(1,845,637)	(24,820)	1,305,524

In millions of won	December 31, 2018
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	~~W~~	619,662	(420)	(461,981)	—	157,261
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		97,033	—	(29,921)	—	67,112
Mining rights		561,945	—	(27,421)	—	534,524
Development expenditures		878,462	(2,110)	(785,976)	—	90,376
Intangible assets under development		83,381	(10,564)	—	(12,845)	59,972
Usage rights of donated assets and others		459,682	—	(372,671)	—	87,011
Leasehold rights		25,482	—	(19,930)	—	5,552
Greenhouse gas emissions rights		7,050	—	—	—	7,050
Others		333,621	—	(104,486)	(12,051)	217,084

	~~W~~	3,069,716	(13,094)	(1,805,784)	(24,896)	1,225,942

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

22.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Beginning balance		Acquisitions	Disposals	Amortization	Impairment	Others	Ending balance

Software	~~W~~	157,681	651	—	(15,448)	—	3,925	146,809
(Government grants)		(420)	—	—	57	—	—	(363)
Licenses and franchises		67,112	4	—	(2,276)	—	1,052	65,892
Copyrights, patents rights and other industrial rights
Mining rights		534,524	14,393	—	(162)	—	6,208	554,963
Development expenditures		92,486	438	—	(5,990)	—	2,169	89,103
(Government grants)		(2,110)	—	—	216	—	—	(1,894)
Intangible assets under development		70,536	4,948	—	—	—	(5,960)	69,524
(Government grants)		(10,564)	—	—	—	—	(237)	(10,801)
Usage rights of donated assets and other		87,011	—	—	(3,297)	—	(340)	83,374
(Government grants)		—	—	—	—	—	—	—
Leasehold rights		5,552	—	—	(178)	—	507	5,881
Greenhouse gas emissions rights		7,050	49,226	—	—	—	19,464	75,740
Others		217,084	83	(359)	(9,748)	—	20,236	227,296
(Government grants)		—	—	—	—	—	—	—

	~~W~~	1,225,942	69,743	(359)	(36,826)	—	47,024	1,305,524

In millions of won	December 31, 2018
	Beginning balance		Acquisitions	Disposals	Amortization	Impairment (*)	Others	Ending balance

Software	~~W~~	125,891	10,861	(1)	(53,755)	—	74,685	157,681
(Government grants)		(486)	—	—	254	—	(188)	(420)
Licenses and franchises		23,981	28	—	(8,665)	(13)	51,781	67,112
Copyrights, patents rights and other industrial rights
Mining rights		539,633	29,687	—	(3,186)	—	(31,610)	534,524
Development expenditures		84,518	823	—	(27,100)	—	34,245	92,486
(Government grants)		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		139,910	67,383	—	—	(8,912)	(127,845)	70,536
(Government grants)		(10,540)	—	—	—	799	(823)	(10,564)
Usage rights of donated assets and other		101,658	—	—	(13,307)	—	(1,340)	87,011
(Government grants)		(11)	—	—	11	—	—	—
Leasehold rights		5,044	—	—	(667)	—	1,175	5,552
Greenhouse gas emissions rights		—	—	—	—	—	7,050	7,050
Others		181,225	1,805	(8)	(14,114)	(14)	48,190	217,084
(Government grants)		—	—	—	—	—	—	—

	~~W~~	1,187,121	110,587	(9)	(118,938)	(8,140)	55,321	1,225,942

(*)

~~W~~8,104 million of impairment loss on the intangible assets under development in relation to the technology development of heat transfer tube owned by KEPCO Nuclear Fuel Co., Ltd., 96.36% owned subsidiary, is included.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

22.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of Australian dollars
March 31, 2019
Type	Description	Currency	Amount	Remaining useful lives

Software	ERP system and others	KRW	696	1 years and 11 months ~ 2 years and 1 months
	Electricity sales information system	KRW	6,064	3 years and 9 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	8,638	3 years and 6 months
	Contributions to ARP NRC DC	KRW	46,409	8 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Electricity sales information system	KRW	20,573	3 years
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	34,788	7 years and 8 months
	Dangjin power plant load facility usage right	KRW	12,593	2 years
Others	Occupancy and use of public waters	KRW	96,505	17 years and 8 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

In millions of won and thousands of Australian dollars

December 31, 2018
Type	Description	Currency	Amount	Remaining useful lives

Software	ERP system and others	KRW	783	2 years and 2 months ~ 2 years and 4 months

	Electricity sales information system	KRW	6,477	4 years

Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	9,256	3 years and 9 months
	Contributions to ARP NRC DC	KRW	46,594	9 years
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Electricity sales information system	KRW	22,337	3 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	35,923	7 years and 11 months
	Dangjin power plant load facility usage right	KRW	14,167	2 years and 3 months
Others	Occupancy and use of public waters	KRW	97,858	17 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the three-month periods ended March 31, 2019 and 2018, the Group recognized research and development expenses of ~~W~~154,437 million and ~~W~~156,387 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

23.	Trade and Other Payables

Trade and other payables as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Current		Non-current	Current	Non-current

Trade payables	~~W~~	2,869,342	—	3,411,830	—
Other trade payables		1,660,600	2,651,205	1,630,860	2,626,876
Accrued expenses		1,080,103	1,930	1,127,796	1,859
Leasehold deposits received		1,622	1,655	1,949	1,084
Other deposits received		168,182	68,464	169,317	72,453
Lease liabilities		550,437	4,373,616	57,200	226,606
Dividends payable		51,945	—	6,443	—
Others (*)		—	12,818	—	12,818

	~~W~~	6,382,231	7,109,688	6,405,395	2,941,696

(*)	Details of others as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Current		Non-current	Current	Non-current

Advance received from local governments	~~W~~	—	5,818	—	5,818
Others		—	7,000	—	7,000

	~~W~~	—	12,818	—	12,818

24.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018
Current liabilities
Short-term borrowings	~~W~~	850,685	860,602
Current portion of long-term borrowings		418,088	312,994
Current portion of debt securities		7,051,406	6,790,778
Less : Current portion of discount on long-term borrowings		(955)	(972)
Less : Current portion of discount on debt securities		(1,762)	(1,974)
Add : Current portion of premium on debt securities		4	20

		8,317,466	7,961,448

Non-current liabilities
Long-term borrowings		3,279,459	3,280,015
Debt securities		51,705,507	49,905,077
Less : Discount on long-term borrowings		(20,324)	(22,000)
Less : Discount on debt securities		(90,190)	(89,913)

		54,874,452	53,073,179

	~~W~~	63,191,918	61,034,627

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won
March 31, 2019
Type	Borrowings		Debt securities

Less than 1 year	~~W~~	1,268,773	7,051,406
1~ 5 years		1,858,228	30,543,043
Over 5 years		1,421,231	21,162,464

	~~W~~	4,548,232	58,756,913

In millions of won
December 31, 2018
Type	Borrowings		Debt securities
Less than 1 year	~~W~~	1,173,596	6,790,778
1~ 5 years		1,911,226	30,175,734
Over 5 years		1,368,789	19,729,343

	~~W~~	4,453,611	56,695,855

(3)	Short-term borrowings as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2019
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

Local short-term borrowings	KTB Investment and securities and others	1.96~7.31	2019.04.08 ~2019.07.31		—	~~W~~	831,340
Foreign short-term borrowings	SCNT and others	4.60~6.50	2019.12.03	US	D 8,463		9,630
Foreign short-term borrowings	BDO Unibank	6.59	2020.12.17(*)	PHP	450,000		9,715

						~~W~~	850,685

(*)	The contractual maturity is 2020 but is classified as short-term borrowing due to intention of early payment in 3 months after borrowing.

In millions of won and thousands of foreign currencies
December 31, 2018
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

Local short-term borrowings	KTB Investment and securities and others	2.05~2.51	2019.01.04 ~2019.02.20		—	~~W~~	674,000
Foreign short-term borrowings	SCNT and others	4.60~6.50	2019.12.03	USD	8,955		10,013
Foreign short-term borrowings	BDO Unibank	6.59	2020.12.17(*)	PHP	450,000		9,581
Local bank overdraft	Nonghyup Bank	2.59~3.09	2019.01.10 ~2019.12.31		—		142,773
Local bank overdraft	Woori Bank	Standard overdraft rate+1.09	2019.02.26		—		24,235

						~~W~~	860,602

(*)	The contractual maturity is 2020 but is classified as short-term borrowing due to intention of early payment in 3 months after borrowing.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2019
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2019~2044		—	~~W~~	4,140
	Facility	2.50~4.60	2023~2028		—		60,344
	Operating funds	2.59~3.23	2020~2021		—		55,000
	Operating funds	1yr KoFC bond rate +0.95	2020		—		14,000
KEB Hana Bank	Commercial Paper	3M CD+0.19~0.32	2021~2023		—		950,000
	Facility	4.60	2028		—		13,458
	Facility	3yr KTB rate-1.25	2019~2028		—		7,729
IBK	PF Refinancing	CD+1.25	2030		—		22,031
Export-Import Bank of Korea	Project loans	1.50	2026		—		22,096
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		5,256
	Facility	3yr KTB rate-2.25	2019~2024		—		2,456
	Project loans	—	2023		—		1,197
	Others	KTB rate -2.25	2024~2028		—		16,934
Shinhan Bank	Facility	CB rate+1.10	2028		—		20,187
	Others	3.95	2035		—		102,692
	Others	Standard overdraft rate+1.00	2035		—		102,692
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		28,583
Others	Facility	1.75~6.80	2026~2036		—		298,095
	Facility	CB rate+1.10~1.60	2023~2036		—		54,491
	PF Refinancing	4.10	2030		—		61,198
	Others	4.50~7.90	2022~2039		—		102,347

							1,989,926

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		9,948
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	94,093		107,059
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	158,524		254,400
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	277,538		315,783
	PF Loan	6M Libor+1.70~2.50	2032	USD	123,097		140,060
	Others	3.88	2021	USD	284,446		323,162
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD	43,824		49,863
	Shareholder’s loan	8.00	2031	JOD	4,853		7,788
PT PJB	Shareholder’s loan	12.75	2019	IDR	5,735,771		458
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	5,000,083		51,413
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,225,405		33,165
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD	74,876		85,194
IFC and others	Others	6M Libor+5.00	2031	PKR	26,198,340		211,945
Federal Financing Bank and others	PF loan	2.39~13.00	2031~2038	USD	102,382		116,554
Others	Others	—	2019	USD	728		829

							1,707,621

							3,697,547
Less : Discount of long-term borrowings							(21,279)
Less : Current portion of long-term borrowings							(418,088)
Add : Current portion of discount on long-term borrowings							955

						~~W~~	3,259,135

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of March 31, 2019 and December 31, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2018
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2019~2044		—	~~W~~	4,154
	Facility	2.45~4.60	2023~2028		—		66,793
	Operating funds	2.59~3.56	2020~2021		—		67,000
	Operating funds	1yr KoFC bond rate +0.95	2020		—		14,000
KEB Hana Bank	Commercial Paper	3M CD+0.19~0.32	2021~2023		—		950,000
	Facility	4.60	2028		—		13,781
	Facility	3yr KTB rate-1.25	2019~2028		—		8,072
IBK	PF Refinancing	CD+1.25	2030		—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026		—		22,096
	Operating funds	2.21	2020		—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		5,558
	Facility	3yr KTB rate-2.25	2019~2024		—		2,589
	Project loans	—	2023		—		1,197
	Others	KTB rate -2.25	2024~2028		—		17,347
Shinhan Bank	Collateral borrowing	2.32	2019		—		30,000
	Facility	CB rate+1.10	2028		—		20,672
	Others	3.95	2035		—		103,851
	Others	Standard overdraft rate+1.00	2035		—		103,851
Kookmin Bank	Facility	3.16	2020		—		10,000
	Facility	MOR+0.79	2023		—		30,333
Others	Facility	1.75~4.60	2026~2036		—		168,080
	Facility	CB rate+1.10~1.60	2023~2036		—		52,810
	PF Refinancing	4.10	2030		—		62,500
	Others	4.50~7.90	2022~2039		—		102,347

							1,914,531

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD	8,744		9,776
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	123,909		138,542
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	158,524		249,783
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD	277,538		310,315
	PF Loan	6M Libor+1.70~2.50	2032	USD	126,798		141,773
SCNT and others	Shareholder’s loan	8.00	2031	JOD	4,853		7,647
	Shareholder’s loan	6.50~8.00	2023	USD	44,680		49,956
	Others	3.88	2021	USD	278,105		310,427
PT PJB	Shareholder’s loan	12.75	2019	IDR	5,569,304		428
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY	5,286,835		53,565
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	3,410,381		34,553
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD	44,019		49,218
IFC and others	Others	6M Libor+5.00	2031	PKR	25,900,420		206,944
Federal Financing Bank and others	PF loan	2.39~13.00	2031~2038	USD	102,322		114,406
Others	Others	—	2019	USD	1,025		1,145

							1,678,478

							3,593,009
Less : Discount of long-term borrowings							(22,972)
Less : Current portion of long-term borrowings							(312,994)
Add : Current portion of discount on long-term borrowings							972

						~~W~~	3,258,015

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	March 31, 2019		December 31, 2018

Electricity bonds	2009.12.03~ 2019.03.25	2019.04.05~ 2048.10.29	1.62~5.45	~~W~~	26,290,000	24,480,000
Corporate bonds (*)	2009.05.04~ 2019.03.26	2019.04.25~ 2049.03.26	1.36~6.00		23,323,227	23,223,228

					49,613,227	47,703,228

Less : Discount on local debt securities					(41,031)	(41,247)

Less : Current portion of local debt securities					(6,140,000)	(5,330,000)

Add : Current portion of discount on local debt securities					1,192	1,035

				~~W~~	43,433,388	42,333,016

(*)	Corporate bonds of HeeMang Sunlight Power Co., Ltd. amounting to ~~W~~2,697 million can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won and thousands of foreign currencies
March 31, 2019
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD	249,071	~~W~~	283,395
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		358,085
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		326,458
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		568,900
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		853,350
FY-13	2013.10.23	2019.04.23	1.50	CHF	200,000		228,726
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		261,677
FY-14	2014.07.30~2014.12.02	2019.09.22~2029.07.30	2.38~3.57	USD	1,200,000		1,365,360
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		341,340
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		341,340
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD	1,100,000		1,251,580
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		51,098
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		55,103
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD	1,800,000		2,048,040
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		239,168
FY-19	2019.01.22	2022.01.22	3.38	USD	300,000		341,340
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		228,726

							9,143,686
Less : Discount on foreign debt securities							(50,921)
Add : Premium on foreign debt securities							4
Less : Current portion of foreign debt securities							(911,406)
Add : Current portion of discount on foreign debt securities							570
Less: Current portion of premium on foreign debt securities							(4)

						~~W~~	8,181,929

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

24.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of March 31, 2019 and December 31, 2018 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2018
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~8.37	USD	249,071	~~W~~	278,488
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		351,885
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		320,805
FY-11	2011.07.13	2021.07.13	4.75	USD	500,000		559,050
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		838,575
FY-13	2013.09.26~2013.10.23	2019.03.26~2019.04.23	1.50~1.63	CHF	400,000		454,488
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		256,038
FY-14	2014.02.11~2014.12.02	2019.02.11~2029.07.30	2.38~3.57	USD	1,500,000		1,677,150
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		335,430
FY-16	2016.01.21	2021.07.21	2.50	USD	300,000		335,430
FY-17	2017.04.12~2017.07.25	2020.04.12~2027.07.25	2.38~3.13	USD	1,100,000		1,229,910
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		51,166
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		56,061
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD	1,800,000		2,012,580
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		235,571

							8,992,627
Less : Discount on foreign debt securities							(50,640)
Add : Premium on foreign debt securities							20
Less : Current portion of foreign debt securities							(1,460,778)
Add : Current portion of discount on foreign debt securities							939
Less: Current portion of premium on foreign debt securities							(20)

						~~W~~	7,482,148

(7)	Changes in borrowings and debt securities for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019		March 31, 2018

Beginning balance	~~W~~	61,034,627	54,747,392
Cash flow		1,909,767	1,532,922
Effect of exchange rate fluctuations		245,912	(68,968)
Others		1,612	1,538

Ending balance	~~W~~	63,191,918	56,212,884

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

25.	Lease

(1)	Right-of-use assets as of March 31, 2019 are as follows:

In millions of won	March 31, 2019
	Acquisition cost		Government grants	Accumulated depreciation	Book value

Land	~~W~~	335,876	—	(4,356)	331,520
Buildings		52,857	—	(5,529)	47,328
Structures		20,840	—	(299)	20,541
Ships		4,017,212	—	(102,417)	3,914,795
Vehicles		8,750	—	(973)	7,777
Others(*)		2,642,256	—	(2,216,339)	425,917

	~~W~~	7,077,791	—	(2,329,913)	4,747,878

(*)	Including power purchase agreements (“PPA”) with GS EPS and two other providers and others.

(2)	Changes in right-of-use assets for the three-month period ended March 31, 2019 are as follows:

In millions of won	March 31, 2019
	Beginning balance		Changes in accounting policies (*)	Increase	Depreciation	Ending balance
Land	~~W~~	—	333,620	2,256	(4,356)	331,520
Buildings		—	50,078	2,779	(5,529)	47,328
Structures		—	20,840	—	(299)	20,541
Ships		—	3,927,935	89,277	(102,417)	3,914,795
Vehicles		—	8,356	394	(973)	7,777
Others		—	445,863	1,621	(21,567)	425,917

	~~W~~	—	4,786,692	96,327	(135,141)	4,747,878

(*)	Including transferred amount of ~~W~~195,704 million, which was classified as finance lease assets as of December 31, 2018

(3)	Lease liabilities as of March 31, 2019 and December 31, 2018 are as follows

In millions of won	March 31, 2019			December 31, 2018
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	~~W~~	617,539	550,437	87,709	57,200
1 ~ 5 years		2,130,192	1,920,930	228,783	170,676
More than 5 years		2,921,790	2,452,686	65,250	55,930

	~~W~~	5,669,521	4,924,053	381,742	283,806

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

25.	Lease, Continued

(4)	Changes in lease liabilities for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019
	Beginning balance		Changes in accounting policies	Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	283,806	4,584,555	95,508	(131,784)	20,381	71,587	4,924,053

(*)	Including translation effect of foreign currency lease liabilities and other.

In millions of won	March 31, 2018
	Beginning balance		Acquisition	Decrease	Ending balance
Finance lease liabilities	~~W~~	418,260	—	(34,303)	383,957

(5)	Details of expense relating to lease contracts as lessee for the three-month period ended March 31, 2019 are as follows:

In millions of won	March 31, 2019
Depreciation of right-of-use assets	~~W~~	135,141
Interest expenses of lease liabilities		20,381
Leases expenses for short term leases		4,722
Leases expenses for low-value assets		341
Variable lease payments		(4,281)

	~~W~~	156,305

(6)	Minimum lease payment and contingent rent payment recognized as an expense as a lessee for the three-month period ended March 31, 2018 are as follows:

In millions of won	March 31, 2018
Minimum lease payment	~~W~~	39,445
Contingent rent payment		(4,595)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

26.	Employment Benefits

(1)	Employment benefit obligations as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Net defined benefit obligations	~~W~~	1,884,120	1,638,785
Other long-term employee benefit obligations		6,351	6,284

	~~W~~	1,890,471	1,645,069

(2)	Principal assumptions on actuarial valuation as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018

Discount rate	2.06% ~ 2.19%	2.24% ~ 2.90%
Future salary and benefit levels	4.88%	4.88%
Weighted average duration	13.71 years	13.71 years

(3)	Details of expense relating to defined benefit plans for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019		March 31, 2018

Current service cost	~~W~~	99,702	88,549
Interest cost		19,756	20,899
Expected return on plan assets		(10,215)	(10,425)
Loss from settlement		(234)	(195)

	~~W~~	109,009	98,828

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	March 31, 2019		March 31, 2018

Cost of sales	~~W~~	81,475	72,977
Selling and administrative expenses		13,713	15,598
Others (Construction-in-progress and others)		13,821	10,253

	~~W~~	109,009	98,828

In addition, for the three-month periods ended March 31, 2019 and 2018, employee benefit obligations expenses of ~~W~~16,253 million and ~~W~~16,042 million, respectively, is recognized as cost of sales, and ~~W~~3,490 million and ~~W~~2,973 million, respectively, is recognized as selling and administrative expenses, and ~~W~~3,256 million and ~~W~~3,148 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

26.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Present value of defined benefit obligation from funded plans	~~W~~	3,657,293	3,414,116
Fair value of plan assets		(1,773,173)	(1,775,331)

Net liabilities incurred from defined benefit plans	~~W~~	1,884,120	1,638,785

(5)	Changes in the present value of defined benefit obligations for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Beginning balance	~~W~~	3,414,116	2,951,842
Current service cost		99,702	369,899
Interest cost (*)		19,756	87,687
Remeasurement component		154,875	154,939
Loss from settlement		(234)	(767)
Actual payments		(30,964)	(149,454)
Others		42	(30)

Ending balance	~~W~~	3,657,293	3,414,116

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Beginning balance	~~W~~	1,775,331	1,475,641
Expected return		10,215	42,135
Remeasurement component		(923)	(12,308)
Contributions by the employers		270	330,064
Actual payments		(11,720)	(60,201)

Ending balance	~~W~~	1,773,173	1,775,331

In addition, loss on accumulated remeasurement component amounted to ~~W~~248,580 million and ~~W~~219,381 million has been recognized as other comprehensive income or loss for the three-month period ended March 31, 2019 and for the year ended December 31, 2018, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

26.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Equity instruments	~~W~~	96,353	96,823
Debt instruments		547,279	510,184
Bank deposit		282,765	275,518
Others		846,776	892,806

	~~W~~	1,773,173	1,775,331

For the three-month period ended March 31, 2019 and for the year ended December 31, 2018, actual returns on plan assets amounted to ~~W~~9,292 million and ~~W~~29,827 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Actuarial gain from changes in financial assumptions	~~W~~	80,630	186,428
Experience adjustments, etc.		74,245	(31,489)
Expected return		923	12,308

	~~W~~	155,798	167,247

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

27.	Provisions

(1)	Provisions as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Current		Non-current	Current	Non-current

Employment benefits
Provisions for employment benefits	~~W~~	1,073,775	—	976,347	—

Litigation
Litigation provisions		24,521	37,528	40,157	37,636

Decommissioning cost
Nuclear plants		—	13,480,164	—	13,388,134
Spent fuel		—	1,355,280	—	1,291,354
Radioactive waste		4,310	1,683,667	4,310	1,680,698
PCBs		—	146,210	—	147,668
Other recovery provisions		—	9,772	—	10,477

Others
Power plant regional support program		180,496	—	137,668	—
Transmission regional support program		200,398	—	151,698	—
Provisions for tax		6,966	—	6,845	—
Provisions for financial guarantee		67	13,402	1,320	14,266
Provisions for RPS		164,450	—	93,919	—
Provisions for greenhouse gas emissions obligations		163,346	—	136,187	—
Others		46,047	14,108	46,347	15,515

	~~W~~	1,864,376	16,740,131	1,594,798	16,585,748

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

27.	Provisions, Continued

(2)	Changes in provisions for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance

Employment benefits
Provisions for employment benefits	~~W~~	976,347	265,775	(168,370)	—	23	1,073,775

Litigation
Litigation provisions		77,793	2,518	(9,881)	(2,897)	(5,484)	62,049

Decommissioning cost
Nuclear plants		13,388,134	98,701	(6,671)	—	—	13,480,164
Spent fuel		1,291,354	181,328	(117,402)	—	—	1,355,280
Radioactive waste		1,685,008	9,497	(6,528)	—	—	1,687,977
PCBs		147,668	805	(2,263)	—	—	146,210
Other recovery provisions		10,477	64	(845)	—	76	9,772

Others
Power plant regional support program		137,668	41,341	(8,027)	—	9,514	180,496
Transmission regional support program		151,698	78,053	(29,353)	—	—	200,398
Provisions for tax		6,845	—	—	—	121	6,966
Provisions for financial guarantee		15,586	1,293	(7)	(3,325)	(78)	13,469
Provisions for RPS		93,919	70,531	—	—	—	164,450
Provisions for greenhouse gas emissions obligations		136,187	34,943	(7,419)	(365)	—	163,346
Others		61,862	2,523	(3,734)	(577)	81	60,155

	~~W~~	18,180,546	787,372	(360,500)	(7,164)	4,253	18,604,507

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

27.	Provisions, Continued

(2)	Changes in provisions for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows, continued:

In millions of won	December 31, 2018
	Beginning balance		Increase in provision	Payment	Reversal	Other	Ending balance

Employment benefits
Provisions for employment benefits	~~W~~	913,787	912,440	(843,281)	(6,599)	—	976,347

Litigation
Litigation provisions (*)		73,576	234,517	(216,187)	(13,847)	(266)	77,793

Decommissioning cost
Nuclear plants		13,007,228	411,316	(30,410)	—	—	13,388,134
Spent fuel		1,339,046	435,007	(482,699)	—	—	1,291,354
Radioactive waste		1,638,371	112,815	(66,178)	—	—	1,685,008
PCBs		180,087	4,600	(13,758)	(23,261)	—	147,668
Other recovery provisions		6,659	2,125	—	—	1,693	10,477

Others
Power plant regional support program		153,756	46,366	(71,978)	—	9,524	137,668
Transmission regional support program		243,365	141,661	(233,328)	—	—	151,698
Provisions for tax		61	6,821	—	—	(37)	6,845
Provisions for financial guarantee		23,475	1,179	(67)	(8,432)	(569)	15,586
Provisions for RPS		271,624	297,802	(475,507)	—	—	93,919
Provisions for greenhouse gas emissions obligations		414,252	131,860	(350,356)	(59,569)	—	136,187
Others		96,925	44,732	(82,632)	(745)	3,582	61,862

	~~W~~	18,362,212	2,783,241	(2,866,381)	(112,453)	13,927	18,180,546

(*)

As described in Note 50.(1), the Group believes that the possibility of economic outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. For this reason, the Group recognized ~~W~~204,787 million of provision as addition to property, plant and equipment.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

28.	Government Grants

(1)	Government grants as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Land	~~W~~	(21,967)	(21,968)
Buildings		(62,073)	(63,189)
Structures		(188,208)	(190,854)
Machinery		(168,775)	(173,242)
Vehicles		(3,728)	(4,220)
Equipment		(348)	(418)
Tools		(603)	(675)
Construction-in-progress		(58,567)	(54,740)
Finance lease assets		—	(26)
Investment properties		(48)	(50)
Software		(363)	(420)
Development expenditures		(1,894)	(2,110)
Intangible assets under development		(10,801)	(10,564)

	~~W~~	(517,375)	(522,476)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

28.	Government Grants, Continued

(2)	Changes in government grants for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Beginning balance		Receipt	Acquisitions	Items offset with depreciation expense and others	Disposals	Others	Ending balance

Cash	~~W~~	—	(4,427)	—	—	—	4,427	—
Land		(21,968)	—	—	—	—	1	(21,967)
Buildings		(63,189)	—	—	1,410	—	(294)	(62,073)
Structures		(190,854)	—	—	2,333	362	(49)	(188,208)
Machinery		(173,242)	—	—	4,363	108	(4)	(168,775)
Vehicles		(4,220)	—	—	537	—	(45)	(3,728)
Equipment		(418)	—	—	71	—	(1)	(348)
Tools		(675)	—	—	72	—	—	(603)
Construction-in-progress		(54,740)	—	27	—	—	(3,854)	(58,567)
Finance lease assets		(26)	—	—	—	—	26	—
Investment properties		(50)	—	—	—	—	2	(48)
Software		(420)	—	—	57	—	—	(363)
Development expenditures		(2,110)	—	—	216	—	—	(1,894)
Intangible assets under development		(10,564)	—	—	—	—	(237)	(10,801)

	~~W~~	(522,476)	(4,427)	27	9,059	470	(28)	(517,375)

In millions of won	December 31, 2018
	Beginning balance		Receipt	Acquisitions	Items offset with depreciation expense and others	Disposals	Others	Ending balance

Cash	~~W~~	—	(30,416)	—	—	—	30,416	—
Land		(21,968)	—	—	—	—	—	(21,968)
Buildings		(63,539)	—	—	6,836	31	(6,517)	(63,189)
Structures		(196,414)	—	—	10,292	3,270	(8,002)	(190,854)
Machinery		(183,188)	—	—	18,099	823	(8,976)	(173,242)
Vehicles		(6,322)	—	—	2,146	—	(44)	(4,220)
Equipment		(761)	—	—	365	—	(22)	(418)
Tools		(1,027)	—	—	432	—	(80)	(675)
Construction-in-progress		(49,084)	—	18,239	—	—	(23,895)	(54,740)
Finance lease assets		(27)	—	—	1	—	—	(26)
Investment properties		(83)	—	—	1	—	32	(50)
Software		(486)	—	—	254	—	(188)	(420)
Development expenditures		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		(10,540)	—	—	—	—	(24)	(10,564)
Usage rights of donated assets and other		(11)	—	—	11	—	—	—

	~~W~~	(537,152)	(30,416)	18,239	40,028	4,124	(17,299)	(522,476)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

29.	Deferred Revenues

Deferred revenue related to the Group’s construction contracts for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	March 31, 2019		December 31, 2018

Beginning balance	~~W~~	8,606,563	8,325,181
Increase during the current year		133,595	875,930
Recognized as revenue during the current period		(143,459)	(594,548)

Ending balance	~~W~~	8,596,699	8,606,563

30.	Non-financial Liabilities

Non-financial liabilities as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,712,353	80,810	3,724,238	80,937
Unearned revenue		72,709	4,519	63,038	4,690
Deferred revenue		557,540	8,039,159	556,072	8,050,491
Withholdings		275,400	9,893	172,454	10,856
Others		1,346,409	13,309	1,058,239	13,059

	~~W~~	5,964,411	8,147,690	5,574,041	8,160,033

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

31.	Contributed Capital

(1)	Details of shares issued as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won except share information
	March 31, 2019
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2018
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of issued capital stock for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

Number of shares	March 31, 2019	December 31, 2018

Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

32.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		34,785,425	35,906,267
Retained earnings before appropriations		14,245,047	14,007,942

Retained earnings	~~W~~	50,635,382	51,519,119

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		28,967,976	30,088,818
Reserve for equalizing dividends		210,000	210,000

	~~W~~	34,785,425	35,906,267

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Beginning balance	~~W~~	51,519,119	53,370,558
Effect of change in accounting policy		—	71,928
Net profit (loss) for the period attributed to owner of the Company		(787,798)	(1,314,567)
Changes in equity method retained earnings		206	(1,153)
Remeasurement of defined benefit liability, net of tax		(94,641)	(100,495)
Transfer of gain(loss) on valuation of financial assets through other comprehensive income		(1,504)	—
Dividends paid		—	(507,152)

Ending balance	~~W~~	50,635,382	51,519,119

(4)	Dividends paid for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid

Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	December 31, 2018
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid

Common shares	641,964,077	—	641,964,077	~~W~~	790	507,152

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

32.	Retained Earnings and Dividends Paid, Continued

(5)	Changes in retained earnings of investments in associates and joint ventures for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows :

In millions of won	March 31, 2019		December 31, 2018
Beginning balance	~~W~~	3,969	5,122
Changes		206	(1,153)

Ending balance	~~W~~	4,175	3,969

(6)	Changes in remeasurement components related to defined benefit liability for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows :

In millions of won	March 31, 2019		December 31, 2018
Beginning balance	~~W~~	(219,381)	(43,513)
Changes		(152,676)	(154,198)
Income tax effect		58,035	53,703
Transfer to reserve for business expansion		65,442	(75,373)

Ending balance	~~W~~	(248,580)	(219,381)

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	March 31, 2019		December 31, 2018
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

34.	Other Components of Equity

(1)	Other components of equity as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Other capital surplus	~~W~~	1,234,571	1,234,825
Accumulated other comprehensive loss		(287,535)	(358,570)
Other equity		13,294,973	13,294,973

	~~W~~	14,242,009	14,171,228

(2)	Changes in other capital surplus for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019				December 31, 2018
	Gain on disposal of treasury stocks		Others	Subtotal	Gain on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	847,301	1,234,825	387,524	846,269	1,233,793
Issuance of share capital of subsidiary		—	—	—	—	1,032	1,032
Others		—	(254)	(254)	—	—	—

Ending balance	~~W~~	387,524	847,047	1,234,571	387,524	847,301	1,234,825

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total

Beginning balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)
Effect of change in accounting Policy		—	—	—	—	—
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		14,609	—	—	—	14,609
Shares in other comprehensive income of associates and joint ventures, net of tax		—	27,281	—	—	27,281
Foreign currency translation of foreign operations, net of tax		—	—	24,237	—	24,237
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	4,908	4,908

Ending balance	~~W~~	(67,099)	150,834	(326,008)	(45,262)	(287,535)

In millions of won	December 31, 2018

	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation	Reserve for loss on valuation of derivatives	Total
Beginning balance	~~W~~	29,268	66,464	(318,159)	(49,030)	(271,457)
Effect of change in accounting Policy		(76,851)	—	—	—	(76,851)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(34,125)	—	—	—	(34,125)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	57,089	—	—	57,089
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	—	(32,086)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(1,140)	(1,140)

Ending balance	~~W~~	(81,708)	123,553	(350,245)	(50,170)	(358,570)

(4)	Other equity as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

35.	Sales

Details of sales for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019				March 31, 2018
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	14,676,701	77,311	14,754,012	14,956,755	101,222	15,057,977
Electricity		14,437,525	—	14,437,525	14,717,782	—	14,717,782
Heat supply		132,598	—	132,598	128,859	—	128,859
Others		106,578	77,311	183,889	110,114	101,222	211,336
Sales of service		51,758	43,121	94,879	34,026	40,139	74,165
Sales of construction services		17,517	238,537	256,054	16,869	433,292	450,161
Revenue related to transfer of assets from customers		143,459	—	143,459	123,741	—	123,741

	~~W~~	14,889,435	358,969	15,248,404	15,131,391	574,653	15,706,044

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	14,676,701	77,311	14,754,012	14,956,755	101,222	15,057,977
Performance obligations satisfied over time		212,734	281,658	494,392	174,636	473,431	648,067

	~~W~~	14,889,435	358,969	15,248,404	15,131,391	574,653	15,706,044

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

36.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019		March 31, 2018
Salaries	~~W~~	196,655	189,121
Retirement benefit expense		17,203	18,571
Welfare and benefit expense		27,690	27,060
Insurance expense		3,019	4,628
Depreciation		59,055	55,880
Amortization of intangible assets		13,964	13,777
Bad debt expense		4,952	18,381
Commission		179,967	156,812
Advertising expense		6,883	6,587
Training expense		1,553	1,533
Vehicle maintenance expense		2,866	2,373
Publishing expense		1,439	802
Business development expense		771	801
Rent expense		6,882	7,945
Telecommunication expense		2,265	5,694
Transportation expense		211	127
Taxes and dues		4,016	4,226
Expendable supplies expense		1,753	1,215
Water, light and heating expense		4,455	3,661
Repairs and maintenance expense		12,731	10,872
Ordinary development expense		41,030	42,090
Travel expense		4,509	3,487
Clothing expense		443	593
Survey and analysis expense		217	185
Membership fee		434	299
Others		31,413	32,972

	~~W~~	626,376	609,692

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

37.	Other Non-operating Income and Expense

(1)	Other non-operating income for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019		March 31, 2018

Reversal of other provisions	~~W~~	7,080	582
Reversal of other allowance for bad debt		—	15
Gains on government grants		71	78
Gains on assets contributed		64	24
Gains on liabilities exempted		103	6,924
Compensation and reparations revenue		18,842	19,811
Revenue from research contracts		1,150	1,094
Rental income		46,982	43,663
Others		6,305	12,636

	~~W~~	80,597	84,827

(2)	Other non-operating expense for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019		March 31, 2018

Compensation and indemnification expense	~~W~~	—	30
Accretion expenses of other provisions		51	129
Depreciation expenses on investment properties		244	290
Depreciation expenses on idle assets		1,636	1,637
Other bad debt expense		847	2,496
Donations		11,985	5,288
Others		5,473	7,031

	~~W~~	20,236	16,901

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

38.	Other Gains (Losses)

Composition of other gains (losses) for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019		March 31, 2018

Other gains
Gains on disposal of property, plant and equipment	~~W~~	8,833	14,366
Gains on disposal of intangible assets		97	—
Gains on foreign currency translation		4,540	4,100
Gains on foreign currency transaction		6,301	13,505
Gains on insurance proceeds		13	—
Others		66,345	62,787

Other losses
Losses on disposal of property, plant and equipment		(13,992)	(3,429)
Losses on disposal of intangible assets		—	(2)
Impairment loss on property, plant and equipment		(2,279)	—
Losses on foreign currency translation		(58,960)	(3,348)
Losses on foreign currency transaction		(9,860)	(14,706)
Others		(11,322)	(19,217)

	~~W~~	(10,284)	54,056

39.	Finance Income

Finance Income for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019		March 31, 2018

Interest income	~~W~~	61,304	50,678
Dividends income		1,313	8,107
Gains on disposal of financial assets		850	—
Gains on valuation of financial assets at fair value through profit or loss		4,961	5,208
Gains on valuation of derivatives		164,543	23,603
Gains on transaction of derivatives		35,144	19,443
Gains on foreign currency translation		29,293	46,141
Gains on foreign currency transaction		4,167	3,607

	~~W~~	301,575	156,787

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

40.	Finance Expenses

Finance expenses for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019		March 31, 2018

Interest expense	~~W~~	503,377	462,385
Losses on sale of financial assets		58	—
Losses on valuation of financial assets at fair value through profit or loss		696	468
Losses on valuation of derivatives		8,966	96,593
Losses on transaction of derivatives		9,662	8,509
Losses on foreign currency translation		169,807	37,047
Losses on foreign currency transaction		4,524	8,656
Other		1,686	772

	~~W~~	698,776	614,430

Capitalization rates for the three-month periods ended March 31, 2019 and 2018 are 2.37%~3.86% and 2.56%~3.58% respectively.

41.	Income Taxes

Income tax expense(benefit) is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The Group did not calculate the average effective tax rate for the current and previous periods, because income tax benefit occurred for the both periods.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

42.	Assets Held-for-Sale

Assets held-for-sale as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Land (*1)	~~W~~	2,573	2,765
Building (*1)		18,025	19,369
Investments in associates (*2, 3, 4)		194	—
Investments in subsidiaries (*5, 6)		1,310	747

	~~W~~	22,102	22,881

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, determined to dispose the office building in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Kimchun, Kyungsangbukdo, in 2015. As the Group believes the book value of Yongin office will be recovered by a disposal transaction rather than continuous operation, it reclassified buildings, land and structures as assets held-for-sale.

(*2)

Korea Western Power Co., Ltd., a subsidiary of the Group, planned to dispose certain portion of its investment in Dongducheon Dream Power Co., Ltd. and had classified the relevant book value as non-current assets held-for-sale. However, due to uncertainty of sale, it reclassified the relevant book value to investments in associates during the year ended December 31, 2017.

(*3)

KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, exercised a put option to sell the shares of DS POWER Co., Ltd. on December 11, 2017 and the shares were sold on February 28, 2018.

(*4)	AMEC Partners Korea Ltd. was in the process of liquidating its business as of March 31, 2019 and has been reclassified to assets held-for-sale, accordingly.
(*5)	KOWEPO India Private Limited was in the process of liquidating its business as of March 31, 2019 and has been reclassified to assets held-for-sale, accordingly.
(*6)	KEPCO Singapore Holdings Pte., Ltd. was in the process of liquidating its business as of March 31, 2019 and has been reclassified to assets held-for-sale, accordingly.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

43.	Expenses Classified by Nature

Expenses classified by nature for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	~~W~~	—	4,735,035	4,735,035
Salaries		196,655	885,072	1,081,727
Retirement benefit expense		17,203	97,728	114,931
Welfare and benefit expense		27,690	99,274	126,964
Insurance expense		3,019	23,480	26,499
Depreciation		59,055	2,558,314	2,617,369
Amortization of intangible assets		13,964	22,862	36,826
Bad debt expense		4,952	—	4,952
Commission		179,967	83,966	263,933
Advertising expense		6,883	1,588	8,471
Training expense		1,553	2,545	4,098
Vehicle maintenance expense		2,866	1,629	4,495
Publishing expense		1,439	704	2,143
Business promotion expense		771	1,034	1,805
Rent expense		6,882	44,619	51,501
Telecommunication expense		2,265	2,456	4,721
Transportation expense		211	1,253	1,464
Taxes and dues		4,016	88,175	92,191
Expendable supplies expense		1,753	5,940	7,693
Water, light and heating expense		4,455	10,833	15,288
Repairs and maintenance expense		12,731	403,549	416,280
Ordinary development expense		41,030	113,407	154,437
Travel expense		4,509	16,131	20,640
Clothing expense		443	1,468	1,911
Survey and analysis expense		217	748	965
Membership fee		434	4,201	4,635
Power purchase		—	5,538,651	5,538,651
Others		31,413	507,246	538,659

	~~W~~	626,376	15,251,908	15,878,284

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for the three-month periods ended March 31, 2019 and 2018 are as follows, continued:

In millions of won	March 31, 2018
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	~~W~~	—	5,338,218	5,338,218
Salaries		189,121	852,850	1,041,971
Retirement benefit expense		18,571	89,019	107,590
Welfare and benefit expense		27,060	99,346	126,406
Insurance expense		4,628	20,967	25,595
Depreciation		55,880	2,398,269	2,454,149
Amortization of intangible assets		13,777	16,292	30,069
Bad debt expense		18,381	—	18,381
Commission		156,812	100,888	257,700
Advertising expense		6,587	1,665	8,252
Training expense		1,533	1,956	3,489
Vehicle maintenance expense		2,373	1,811	4,184
Publishing expense		802	743	1,545
Business promotion expense		801	1,096	1,897
Rent expense		7,945	37,551	45,496
Telecommunication expense		5,694	19,180	24,874
Transportation expense		127	724	851
Taxes and dues		4,226	79,898	84,124
Expendable supplies expense		1,215	6,609	7,824
Water, light and heating expense		3,661	9,839	13,500
Repairs and maintenance expense		10,872	422,695	433,567
Ordinary development expense		42,090	114,297	156,387
Travel expense		3,487	16,005	19,492
Clothing expense		593	753	1,346
Survey and analysis expense		185	742	927
Membership fee		299	4,152	4,451
Power purchase		—	4,872,316	4,872,316
Others		32,972	716,084	749,056

	~~W~~	609,692	15,223,965	15,833,657

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three-month periods ended March 31, 2019 and 2018 are as follows:

In won
Type	March 31, 2019		March 31, 2018

Basic earnings (loss) per share	~~W~~	(1,227)	(432)

(2)

Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three-month periods ended March 31, 2019 and 2018 are as follows

In millions of won except number of shares
Type	March 31, 2019		March 31, 2018

Net income (loss) attributable to controlling interest	~~W~~	(787,798)	(277,270)
Profit used in the calculation of total basic earnings (loss) per share		(787,798)	(277,270)
Weighted average number of common shares		641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three-month periods ended March 31, 2019 and 2018 are as follows:

In number of shares
Type	March 31, 2019	March 31, 2018

The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the three-month periods ended March 31, 2019 and 2018.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

45.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Total borrowings and debt securities	~~W~~	63,191,918	61,034,627
Cash and cash equivalents		2,078,223	1,358,345

Net borrowings and debt securities		61,113,695	59,676,282

Total shareholder’s equity	~~W~~	70,265,646	71,092,762

Debt to equity ratio		86.98%	83.94%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the Group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019		December 31, 2018

Cash and cash equivalents	~~W~~	2,078,223	1,358,345
Financial assets at fair value through profit or loss		2,039,245	920,935
Derivative assets (trading)		79,687	37,631
Equity investment at fair value through other comprehensive income		419,392	399,495
Financial assets at amortized cost		13,983	14,042
Loans		714,516	718,674
Long-term/short-term financial instruments		2,361,655	2,318,027
Derivative assets (applying hedge accounting)		111,742	64,704
Trade and other receivables		8,840,764	9,613,437
Financial guarantee contracts (*)		1,359,583	1,310,817

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won		March 31, 2019			December 31, 2018
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease

Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	453,046	(393,721)	416,956	(363,820)
Discount rate	Increase (decrease) in defined benefit obligation		(401,382)	475,138	(377,221)	445,833

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the three-month periods ended March 31, 2019 and 2018 are ~~W~~4,435 million and ~~W~~3,689 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions

Changes in provisions due to movements in underlying assumptions as of March 31, 2019 and December 31, 2018 are as follows:

Type	Accounts	March 31, 2019	December 31, 2018

PCBs	Inflation rate	1.23%	1.27%
	Discount rate	2.55%	2.18%
Nuclear plants	Inflation rate	1.21%	1.21%
	Discount rate	2.94%	2.94%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won		March 31, 2019			December 31, 2018
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease

Discount rate	PCBs	~~W~~	(589)	592	(623)	627
	Nuclear plants		(255,158)	262,161	(256,513)	263,595
	Spent fuel		(51,607)	53,621	(49,182)	51,098
Inflation rate	PCBs		597	(594)	632	(629)
	Nuclear plants		297,129	(289,197)	294,984	(287,110)
	Spent fuel		54,396	(52,424)	51,837	(49,961)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of March 31, 2019 and December 31, 2018 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018

AED	13,151	10,513	3,238	5,890
AUD	142	143	725,220	717,712
BDT	78,022	71,575	508	1,175
BWP	2,329	1,214	—	—
CAD	86	96	1,093	4
CHF	—	—	400,005	400,000
CNY	—	—	26,140	26,140
EUR	263	337	53,059	105,673
GBP	—	—	1	1
GHS	26,180	25,794	—	—
HKD	—	—	1,650,000	1,650,000
IDR	135,539	60,568	—	206,935
INR	1,270,134	1,228,795	165,729	183,963
JOD	2,864	2,764	6	5
JPY	143,764	35,935	85,954	390,921
KZT	319	319	—	—
MGA	4,664,606	3,318,447	90,932	170,641
MMK	57,838	25,208	—	—
PHP	494,878	709,285	122,748	66,985
PKR	316,194	305,542	3,307	3,588
SAR	2,190	2,024	—	—
SEK	—	—	449,052	450,000
SGD	—	—	26	—
USD	1,238,099	1,422,510	8,462,056	8,103,602
UYU	80,048	39,898	4,434	4,253
ZAR	154	170	3	4

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
Type	10% Increase		10% Decrease	10% Increase	10% Decrease

Increase (decrease) of profit before income tax	~~W~~	(957,730)	957,730	(887,561)	887,561
Increase (decrease) of shareholder’s equity (*)		(957,730)	957,730	(887,561)	887,561

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of March 31, 2019 and December 31, 2018.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won
Type	March 31, 2019		December 31, 2018

Short-term borrowings	~~W~~	—	24,235
Long-term borrowings		2,371,965	2,358,860

	~~W~~	2,371,965	2,383,095

A sensitivity analysis on the Group’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	~~W~~	(23,720)	23,720	(23,831)	23,831
Increase (decrease) of shareholder’s equity (*)		(23,720)	23,720	(23,831)	23,831

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Group enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Group is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won	March 31, 2019			March 31, 2018
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	~~W~~	144,375	(144,375)	147,178	(147,178)
Increase (decrease) of shareholder’s equity (*)		144,375	(144,375)	147,178	(147,178)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of March 31, 2019 and December 31, 2018. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

In millions of won	March 31, 2019
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	~~W~~	9,935,632	9,262,310	28,352,573	27,590,451	75,140,966
Lease liabilities		617,539	532,548	1,597,644	2,921,790	5,669,521
Trade and other payables		5,831,793	284,806	707,378	1,743,889	8,567,866
Financial guarantee contracts (*)		72,929	876,263	410,391	—	1,359,583

	~~W~~	16,457,893	10,955,927	31,067,986	32,256,130	90,737,936

In millions of won	December 31, 2018
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	~~W~~	10,204,471	9,274,378	28,143,311	25,312,534	72,934,694
Finance lease liabilities		87,709	87,709	141,074	65,250	381,742
Trade and other payables		6,348,195	150,479	375,661	2,188,950	9,063,285
Financial guarantee contracts (*)		91,722	855,488	363,607	—	1,310,817

	~~W~~	16,732,097	10,368,054	29,023,653	27,566,734	83,690,538

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of March 31, 2019 and December 31, 2018 are ~~W~~13,469 million and ~~W~~15,586 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of March 31, 2019 and December 31, 2018 in detail are as follows:

In millions of won	March 31, 2019
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	~~W~~	2,078,223	—	—	—	2,078,223
Equity investment at fair value through other comprehensive income		—	—	—	419,392	419,392
Financial assets at amortized cost		11,889	2,080	14	—	13,983
Loans		111,311	338,700	290,637	14,015	754,663
Long-term/short-term financial Instruments		1,932,916	241,738	186,670	331	2,361,655
Financial assets at fair value through profit or loss		1,479,419	14,033	356,952	188,841	2,039,245
Trade and other receivables		7,051,927	1,630,662	4,705	162,316	8,849,610

	~~W~~	12,665,685	2,227,213	838,978	784,895	16,516,771

In millions of won	December 31, 2018
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	~~W~~	1,358,345	—	—	—	1,358,345
Equity investment at fair value through other comprehensive income		—	—	—	399,495	399,495
Financial assets at amortized cost		11,956	2,086	—	—	14,042
Loans		123,646	314,744	319,988	—	758,378
Long-term/short-term financial Instruments		1,869,286	278,899	164,057	5,785	2,318,027
Financial assets at fair value through profit or loss		313,893	81,828	483,398	41,816	920,935
Trade and other receivables		7,795,619	1,067,800	701,743	57,651	9,622,813

	~~W~~	11,472,745	1,745,357	1,669,186	504,747	15,392,035

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		(6,257)	7,098	(40,293)	(22,924)	(62,376)
- Hedging		(8,178)	(2,893)	(123,746)	(42,547)	(177,364)

	~~W~~	(14,435)	4,205	(164,039)	(65,471)	(239,740)

In millions of won	December 31, 2018
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		5,734	16,565	28,283	40,124	90,706
- Hedging		5,154	(43,447)	71,840	(40,917)	(7,370)

	~~W~~	10,888	(26,882)	100,123	(793)	83,336

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e. FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	419,392	419,392	399,495	399,495
Derivative assets (trading)		79,687	79,687	37,631	37,631
Derivative assets (applying hedge accounting)		111,742	111,742	64,704	64,704
Financial assets at fair value through profit or loss		2,039,245	2,039,245	920,935	920,935

	~~W~~	2,650,066	2,650,066	1,422,765	1,422,765

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	13,983	13,983	14,042	14,042
Loans and receivables		714,516	714,516	718,674	718,674
Long-term financial instruments		428,739	428,739	448,741	448,741
Short-term financial instruments		1,932,916	1,932,916	1,869,286	1,869,286
Trade and other receivables		8,840,764	8,840,764	9,613,437	9,613,437
Cash and cash equivalents		2,078,223	2,078,223	1,358,345	1,358,345

	~~W~~	14,009,141	14,009,141	14,022,525	14,022,525

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	59,660	59,660	99,010	99,010
Derivative liabilities (applying hedge accounting)		170,903	170,903	213,153	213,153

	~~W~~	230,563	230,563	312,163	312,163

Liabilities carried at amortized cost
Secured borrowings	~~W~~	246,320	246,320	741,029	741,029
Unsecured bond		58,664,965	60,515,590	56,603,988	58,804,070
Lease liabilities		4,924,053	4,924,053	283,806	283,806
Unsecured borrowings		4,280,633	4,708,550	3,522,602	3,950,517
Trade and other payables (*)		8,567,866	8,567,866	9,063,285	9,063,285
Bank overdraft		—	—	167,008	167,008

	~~W~~	76,683,837	78,962,379	70,381,718	73,009,715

(*)	Excludes finance lease liabilities

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of March 31, 2019 and December 31, 2018 are as follows:

Type	March 31, 2019	December 31, 2018
Derivatives	0.01% ~ 4.16%	0.02% ~ 4.16%
Borrowings and debt securities	0.51% ~ 4.75%	0.51% ~ 5.14%
Finance lease	1.72% ~ 10.83%	3.50% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	230,190	—	189,202	419,392
Derivative assets		—	191,428	—	191,428
Financial assets at fair value through profit or loss		—	2,019,634	19,610	2,039,244

	~~W~~	230,190	2,211,062	208,812	2,650,064

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	228,408	2,155	230,563

In millions of won	December 31, 2018
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	210,056	—	189,439	399,495
Derivative assets		—	100,490	1,845	102,335
Financial assets at fair value through profit or loss		106,600	809,283	5,052	920,935

	~~W~~	316,656	909,773	196,336	1,422,765,

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	310,008	2,155	312,163

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

45.	Risk Management, Continued

(3)	Fair value risk, continued

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

Changes of financial assets and liabilities which are classified as level 3 for the three-month period ended March 31, 2019 and for the year ended December 31, 2018 are as follows:

In millions of won	March 31, 2019
	Beginning balance		Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss
Cooperative	~~W~~	5,052	—	14,512	—	46	—	—	19,610
Financial assets at fair value through other comprehensive income
Unlisted securities		189,439	—	—	—	—	(916)	679	189,202

In millions of won	December 31, 2018
	Beginning balance		Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss
Cooperative	~~W~~	—	5,038	—	—	14	—	—	5,052
Financial assets at fair value through other comprehensive income
Unlisted securities		—	197,450	—	—	(11,744)	(326)	4,059	189,439

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

46.	Service Concession Arrangements

(1)	Gas Complex . Thermal Power Plant at Ilijan, Philippines (BOT)

(i) Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii) Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Group has an obligation to transfer its ownership of the power plant to NPC.

(iii) The Group’s expected future collections of service concession arrangements as of March 31, 2019 are as follows:

In millions of won
Type	Amounts

Less than 1 year	~~W~~	118,848
1~ 2 years		118,848
2~ 3 years		118,848
Over 3 years		19,808

	~~W~~	376,352

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i) Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii) Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PNL has an option to take over the ownership of the power plant from the Group.

(iii) The Group’s expected future collections of service concession arrangements as of March 31, 2019 are as follows:

In millions of won
Type	Amounts

Less than 1 year	~~W~~	28,293
1~ 2 years		28,421
2~ 3 years		28,354
Over 3 years		597,083

	~~W~~	682,151

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

47.	Related Parties

(1)	Related parties of the Group as of March 31, 2019 are as follows:

Type	Related party

Parent	Republic of Korea government

Subsidiaries (109 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd.,KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP (Barbados) 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., HI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC), KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC Jeju Hanlim Offshore Wind Co., Ltd., PT, Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd.,

Associates (60 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd, PND solar., Ltd, Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric. Co., Ltd, Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd, ITR Co., Ltd, Structure test network Co., Ltd.

Joint ventures (56 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc., Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co.,Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd.

Others (3 others)	Korea Development Bank, KEPCO Singapore Holdings Pte., Ltd., AMEC Partners Korea Ltd.

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in the notes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

47.	Related Parties, Continued

(3)	Related party transactions for the three-month periods ended March 31, 2019 and 2018 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	March 31, 2019	March 31, 2018

<Associates>
Korea Gas Corporation	Electricity sales	~~W~~ 52,311	28,585
Dongducheon Dream Power Co., Ltd.	Electricity sales	1,571	1,867
S-Power Co., Ltd.	Service	1,780	2,091
Hyundai Green Power Co., Ltd.	Design service	10,037	10,486
Korea Electric Power Industrial Development Co., Ltd.	Service	3,374	4,678
Daeryun Power Co., Ltd.	Electricity sales	509	479
Korea Power Exchange	Service	1,443	1,183
Samcheok Eco Materials Co., Ltd.	Electricity sales	189	88
Gangwon Wind Power Co., Ltd.	Electricity sales	2,299	2,296
Cheongna Energy Co., Ltd.	Service	5,574	6,134
Others (Busan Green Energy Co., Ltd. and 36 others)	Electricity sales	11,689	10,452

<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Electricity sales	21,817	2,394
Chun-cheon Energy Co., Ltd.	Electricity sales	365	367
Daegu Green Power Co., Ltd.	Electricity sales	245	222
Nawah Energy Company	Service	22,359	6,819
KAPES, Inc.	Commission	111	163
Rabigh Electricity Company	Service	12,186	99
Seokmun Energy Co., Ltd.	Service	354	334
Yeonggwang Wind Power Co., Ltd.	Electricity sales	34	—
Others (Yeonggwangbaeksu Wind Power Co., Ltd. and 30 others)	Electricity sales	19,494	12,673

<Others>
Yeongwol Energy Station Co., Ltd.	Service	—	215
DS POWER Co., Ltd.	Service	—	565
Korea Development Bank	Electricity sales	933	775
	Interest income	96	1,896

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

47.	Related Parties, Continued

(3)	Related party transactions for the three-month periods ended March 31, 2019 and 2018 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	March 31, 2019	March 31, 2018

<Associates>
Korea Gas Corporation	Electricity sales	~~W~~ 1,339,296	1,492,602
Dongducheon Dream Power Co., Ltd.	Electricity sales	207,255	254,329
S-Power Co., Ltd.	Service	172,043	163,017
Hyundai Green Power Co., Ltd.	Design service	108,993	108,464
Korea Electric Power Industrial Development Co., Ltd.	Service	63,038	55,786
Daeryun Power Co., Ltd.	Electricity sales	52,402	36,934
Korea Power Exchange	Service	42,875	25,313
Samcheok Eco Materials Co., Ltd.	Electricity sales	11,183	54
Gangwon Wind Power Co., Ltd.	Electricity sales	7,984	8,699
Cheongna Energy Co., Ltd.	Service	56	58
Others (Busan Green Energy Co., Ltd. and 36 others)	Electricity sales	21,239	24,215

<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Electricity sales	193,197	217,550
Chun-cheon Energy Co., Ltd.	Electricity sales	103,152	97,387
Daegu Green Power Co., Ltd.	Electricity sales	100,682	82,688
KAPES, Inc.	Commission	15,074	16,851
Seokmun Energy Co., Ltd.	Service	6,723	6,458
Yeonggwang Wind Power Co., Ltd.	Electricity sales	5,438	—
Others (Yeonggwangbaeksu Wind Power Co., Ltd. and 30 others)	Electricity sales	8,151	8,487

<Others>
Yeongwol Energy Station Co., Ltd.	Service	—	2,221
Korea Development Bank	Interest expense	1,132	1,552
	Dividends paid	1	166,880

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won		Receivables		Payables
Company name	Type	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018

<Associates>
Korea Gas Corporation	Trade receivables	~~W~~ 6,500	9,439	—	—
	Non-trade receivables and others	26,091	498	—	—
	Trade payables	—	—	551,428	601,092
	Non-trade payables and others	—	—	113	314
S-Power Co., Ltd.	Trade receivables	239	922	—	—
	Non-trade receivables and others	439	34	—	—
	Trade payables	—	—	63,011	56,897
	Non-trade payables and others	—	—	16	16
Dongducheon Dream Power Co., Ltd.	Trade receivables	334	332	—	—
	Non-trade receivables and others	197	298	—	—
	Trade payables	—	—	52,751	74,651
	Non-trade payables and others	—	—	—	10
Goseong Green Energy Co., Ltd.	Non-trade receivables and others	6,832	—	—	—
	Non-trade payables and others	—	—	43,020	43,020
Hyundai Green Power Co., Ltd.	Trade receivables	525	390	—	—
	Trade payables	—	—	34,796	38,072
Daeryun Power Co., Ltd.	Trade receivables	127	178	—	—
	Trade payables	—	—	22,659	15,845
Hyundai Energy Co., Ltd.	Trade receivables	58	57	—	—
	Non-trade receivables and others	10,817	9,664	—	—
	Trade payables	—	—	271	259
	Non-trade payables and others	—	—	8,326	8,021
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others	18,207	3,458	—	—
Korea Electric Power Industrial	Trade receivables	250	278	—	—
Development Co., Ltd.	Non-trade receivables and others	1,829	51	—	—
	Trade payables	—	—	4,314	—
	Non-trade payables and others	—	—	11,050	13,102
Noeul Green Energy Co., Ltd.	Trade receivables	3	3	—	—
	Non-trade payables and others	—	—	10,074	8,774
Busan Green Energy Co., Ltd.	Trade receivables	1	1	—	—
	Non-trade payables and others	—	—	12,640	10,882
Korea Power Exchange	Trade receivables	1,005	847	—	—
	Non-trade receivables and others	99	229	—	—
	Trade payables	—	—	4,393	—
	Non-trade payables and others	—	—	1,888	1,214
Others (Gangwon Wind Power Co., Ltd. and 34 others)	Trade receivables	737	721	—	—
	Non-trade receivables and others	1,384	1,377	—	—
	Trade payables	—	—	6,520	6,217
	Non-trade payables and others	—	—	1,832	740

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of March 31, 2019 and December 31, 2018 are as follows, continued:

In millions of won		Receivables		Payables
Company name	Type	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018

<Joint ventures>
GS Donghae Electric Power Co., Ltd.	Trade receivables	2,597	245	—	—
	Non-trade receivables and others	10,538	2,537	—	—
	Trade payables	—	—	44,877	69,820
	Non-trade payables and others	—	—	—	59
Nawah Energy Company	Trade receivables	39,456	29,614	—	—
	Non-trade receivables and others	2,180	253	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables	16	20	—	—
	Non-trade receivables and others	1,546	308	—	—
	Trade payables	—	—	36,122	33,796
Daegu Green Power Co., Ltd.	Trade receivables	96	110	—	—
	Non-trade receivables and others	15	12	—	—
	Trade payables	—	—	35,542	32,609
Amman Asia Electric Power Company	Trade receivables	12	—	—	—
	Non-trade payables and others	—	—	18,877	18,351
KAPES, Inc.		112	253	—	—
	Non-trade payables and others	—	—	6,966	338
Honam Wind Power Co., Ltd.	Non-trade receivables and others	587	—	—	—
	Trade payables	—	—	382	432
	Non-trade payables and others	—	—	4,617	3,573
Kelar S.A	Non-trade receivables and others	14,007	—	—	—

Others (Seokmun Energy Co., Ltd. and 16 others)	Trade receivables	206	784	—	—
	Non-trade receivables and others	4,866	839	—	—
	Trade payables	—	—	1,036	911
	Non-trade payables and others	—	—	6,065	6,577

<Others>
Korea Development Bank	Accrued interest income	121	1,147	—	—
	Non-trade receivables and others	22,135	12,125	—	—
	Non-trade payables and others	—	—	186	218
	Derivatives	30,528	27,306	11,350	18,095

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance

Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	27,634	49	—	452	28,135
	(Allowance for doubtful accounts)		(6,065)	—	40	(596)	(6,621)
Associates	PT. Cirebon Electric Power		8,696	171	(3,356)	117	5,628
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		14,880	262	—	265	15,407
Associates	Gunsan Bio Energy Co., Ltd.		9,396	—	—	—	9,396
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		(2,465)	—	—	—	(2,465)
Joint ventures	Kelar S.A		48,694	—	—	857	49,551
Joint ventures	Chester Solar IV SpA		—	1,630	—	18	1,648
Joint ventures	Chun-cheon Energy Co., Ltd.		616	609	—	—	1,225
Joint ventures	Chester Solar V SpA		—	516	—	6	522
Joint ventures	Diego de Almagro Solar SpA		—	2,027	—	23	2,050
Joint ventures	Dangjin Eco Power Co., Ltd.		—	2,600	—	—	2,600

		~~W~~	105,264	7,864	(3,316)	1,142	110,954

(6)	Borrowings arising from related party transactions as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won
Related parties	Type	Beginning balance	Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~ 66,793	—	(1,449)	—	65,344
	Others	4,154	—	(14)	—	4,140
	Operating funds	81,000	—	(17,000)	—	64,000
	Syndicated Loan	17,276	—	(945)	251	16,582

(7)	Guarantees provided to associates or joint ventures as of March 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee

Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	SAPCO
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,386	RABEC
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	3,404,275	Export-Import Bank of Korea and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees	USD	223,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD	170,000	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD	149,000	Firstar Development, LLC, Santander Bank and others
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD	27,930	SMBC Ho Chi Minh

Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding and others (*1)	KRW	4,462 —	KEB Hana Bank and others KEB Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of March 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	KRW	77,275	Krung Thai Bank
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	5,600	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,795	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*7)	KRW	43,601	Kookmin Bank and others
		Debt guarantees	KRW	20,300	BNK Securities and others
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW	679	Woori Bank
Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	196	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	65,949	Kookmin Bank
		Guarantees for supplemental funding (*1)		—	Kookmin Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	4,522	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	16,472	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	42,609	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	20,000	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	4,540	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	242,610	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	2,953	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	18,065	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW	17,406	IBK
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW	8,511	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	24,544	MUFG Bank, Ltd.(MUFG) (formerly, the Bank of Tokyo Mitsubishi UFJ, Ltd.(BTMU)) and others
		Other guarantees	USD	3,150	PT Adaro Indonesia
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD	14,400	Societe Generale
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding (*1, 3)	USD	14,000	JCSD Trustee Services Limited and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	2,236	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	26,387	Korea Development Bank and others Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	8,307	Shinhan Bank
		Guarantees for supplemental funding (*1)		—	Shinhan Bank
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	45,830	Shinhan Bank and others
Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD	63,707	KEB Hana Bank, SMBC, Mizuho Bank, MUFG, Natixis
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Debt guarantees	USD	18,200	Shinhan Bank
		Performance guarantees	USD	3,000	Shinhan Bank
		Guarantees for supplemental funding (*1)		—	Shinhan Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	5,241	Woori Bank and Shinhan Bank and others
		Performance guarantees		—	Woori Bank and Shinhan Bank and others
Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding (*1)		—	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of March 31, 2019 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Collateralized money invested	KRW	4,374	IBK, SK Securities Co., Ltd. and others IBK, SK Securities Co., Ltd. and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*4)		—	SEM Investment Co., Ltd.
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	122,855	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	11,825	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD	4,854	SMBC
Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd	Collateralized money invested	KRW	300	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric. Co., Ltd	Collateralized money invested	KRW	532	IBK and others
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW	1,189	IBK
	Green Energy Electricity Generation Co., Ltd.	Guarantees for supplemental funding and others (*1)		—	IBK and others
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested (*5)		—	Korea Development Bank and others Korea Development Bank and others
		Guarantees for supplemental funding and others (*1,6)	KRW	78,600
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	15,292	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	19,745	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*1, 2)	KRW	2,572	Woori Bank
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW	120,144	Korea Development Bank and others
Korea South-East Power Co., Ltd.	Goseong Green Energy Co., Ltd.	Collateralized money invested	KRW	2,437	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW	2,476	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW	585	IBK and others
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW	3,496	Samsung Life Insurance and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	8,873	KEB Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	13,515	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	579	Shinhan Bank
		Guarantees for supplemental funding and others (*1)		—	Shinhan Bank

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

The Group has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Group to dispose of shares in ESPG held by the Group and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 15,600 thousand and the total amount of guarantees is USD 6,300 thousand which consists of USD 2,800 thousand of EWP (Barbados) 1 SRL’s contribution obligation and USD 3,500 thousand of South Jamaica Energy Holding Limited’s portion (50%) of contribution obligation.

(*4)

The Group has the obligation to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks. In relation to this guarantee, the Group has recognized ~~W~~2,155 million of derivative liabilities as of March 31, 2019.

(*5)	The Group recognized impairment loss on all of the equity securities of Hyundai Energy Co., Ltd. in prior years, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.
(*6)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~40,898 million as the possibility of economic outflow to fulfill the obligation was probable and the amount could be reasonably estimated.

(*7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

47.	Related Parties, Continued

(8)	As of March 31, 2019, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of March 31, 2019 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies
Counterparty	Contract year	Contract Amount			Contract interest rate per annum		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)

Korea Development Bank	2014~2019	~~W~~	105,260	USD 100,000	2.48%	2.38%	~~W~~	1,052.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90

(ii) Currency forward

In millions of won and thousands of foreign currencies
Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive

Korea Development Bank	2017.12.27	2021.07.12	~~W~~	104,849	USD	100,000	~~W~~	1,048.49
	2019.03.08	2019.04.12		5,666	USD	5,000		1,133.25
	2019.03.18	2019.04.03		2,605	USD	2,300		1,132.65
	2019.03.25	2019.04.08		12,479	USD	11,000		1,134.47

(10)	Salaries and other compensations to the key members of management of the Group for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won
Type	March 31, 2019		March 31, 2018
Salaries	~~W~~	216	118
Employee benefits		2	9

	~~W~~	218	127

48.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the three-month periods ended March 31, 2019 and 2018 are as follows:

In millions of won
Transactions	March 31, 2019		March 31, 2018

Transfer from construction-in-progress to other assets	~~W~~	1,721,968	1,630,979
Recognition of asset retirement cost and related provision for decommissioning costs		140,718	50,211
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		117,402	84,114
Transfer of right-of-use assets due to change in accounting policy		4,590,988	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
Contracts	Amounts		Balance	Amounts	Balance
Purchase of cable (PVC,1C,2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	56,183	34,361	56,183	37,309
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shintangjung)		44,315	31,801	44,315	31,801
Purchase of GIS (362KV 6300A 63KA) 23CB – YoungseoS/S		34,500	34,500	34,500	34,500
Purchase of GIS (362kV,6300A,63kA) 26CB – Hwasung S/S		39,142	24,084	29,143	18,194
Purchase of GIS (362KV 6300A 63KA) 27CB – KwangyangS/S		37,694	10,491	37,694	10,491
Purchase of Concrete Poles (10M, 350KGF) 121,900 and 6 others		—	—	133,387	13,343
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,504,000M		66,240	25,081	66,240	38,998
Purchase of cable (FR CNCO-W,1C,325SQ) 1,400,000		57,475	44,609	57,475	48,598
Purchase of switch (Eco) 9,360 units		40,631	30,321	40,631	34,797
Construction of Shin-Kori units (#3,4)		7,393,012	—	7,363,514	3,211
Construction of Shin-Kori units (#5,6)		8,625,387	5,705,936	8,625,387	5,930,099
Construction of Shin-Hanwool units (#1,2)		7,982,342	195,872	7,982,342	355,704
Other 18 contracts		278,579	242,238	269,681	161,243
Service of designing Seoul Combined units (#1,2)		30,778	5,527	29,996	4,744
Purchase of main machine for construction of Seoul Combined units (#1,2)		365,164	40,207	365,164	51,165
Construction of Seoul Combined units (#1,2)		285,890	20,580	285,890	27,125
Purchase of smoke eliminating machine for construction of Shin-Boryeong units (#1,2)		174,147	6,619	172,609	13,986
Service of designing Shin-Boryeong units (#1,2)		120,199	472	120,199	1,076
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		866,065	4,981	866,065	4,981
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	66,744	305,209	74,631
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		104,402	51,561	104,402	57,968
Electricity construction of Shin-Seocheon thermal power plant		229,848	167,343	217,848	174,122
Purchase of main machine for Jeju LNG combined		166,287	11,272	166,287	11,272
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)		205,764	282	205,764	282
Purchase of furnace for construction of Taean units (#9,10)		556,206	17,327	556,504	18,502
Service of designing Taean units (#9,10)		112,483	13,476	112,344	13,338
Purchase of turbine generator for construction of Taean units (#9,10)		214,208	10,196	214,462	10,422
Purchase of oxygen plant for construction of Taean IGCC units		97,345	1,471	96,068	1,552
Service of designing Taean IGCC plant units		46,001	3,161	46,001	3,161
Purchase of furnace for construction of Samcheok units (#1,2)		1,092,287	12,204	1,092,287	12,215
Purchase of coal handling machine for construction of Samcheok units (#1,2)		309,304	49,118	307,925	48,736
Purchase of turbine main equipment for Samcheok units (#1,2)		212,188	139	212,188	348
Purchase of main equipment for Namjeju		146,594	92,363	146,594	134,949

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

49.	Commitments for Expenditure, Continued

(2)	As of March 31, 2019, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity

Concentrate	2019 ~ 2030	40,330 Ton U3O8
Transformed	2019 ~ 2030	19,504 Ton U
Enrichment	2019 ~ 2030	20,733 Ton SWU
Molded	2019 ~ 2022	1,572 Ton U

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of March 31, 2019 and December 31, 2018 are as follows:

In millions of won	March 31, 2019			December 31, 2018
	Number of cases	Claim amount		Number of cases	Claim amount

As the defendant	596	~~W~~	631,469	570	~~W~~	673,882

As the plaintiff	189		776,506	174		793,491

As of March 31, 2019, among the litigations mentioned above, there are ongoing litigations of KHNP, a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ~~W~~62,744 million).

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal was ongoing as of March 31, 2019. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in Feburary 14, 2019. They appealed the case in March 18, 2019. The Group joined these litigations as a stakeholder with the permission of the Court.

As of March 31, 2019, in connection with Shin-Hanul unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation for this vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential outflow related to the obligation as of March 31, 2019.

The long-term service contract between Gyeonggi Green Energy Co., Ltd. (Gyeonggi Green Energy) and its fuel cell supplier expired during the year ended December 31, 2018. Based on the agreement with the creditors of Gyeonggi Green Energy, as Gyeonggi Green Energy was unable to renew the fuel cell supply contract by December 31, 2018, the creditors have the right to request immediate repayment of the related borrowings from Gyeonggi Green Energy or to take over the all shares held by KHNP. Depending on the result of this negotiation, the schedule of repayment of borrowings of Gyeonggi Green Energy Co., Ltd. may be adjusted accordingly. As of March 31, 2019, Gyeonggi Green Energy Co., Ltd. is in negotiations to renew the contract.

The Group is the defendant against a number of claims. The following are potentially significant ongoing claims pertaining to the Group.

①

Hyundai Engineering & Construction Co., Ltd.(“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit for increase in contract bill against KHNP in September 2013, in relation to the design changes on the plant construction of Shin-Hanwool 1 & 2. KHNP has paid the claim amounts of ~~W~~176,847 million in full upon the first and second trial, and believes that the contingent liabilities related to the other pending lawsuits are not significant.

②

In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. Also, the Supreme Court ruled that employees are entitled to retroactively demand certain wages based on the new ordinary wages that include regular bonuses as additional wages. However, the request may be limited to the extent of the principle of good faith.

The Group believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Group recognized ~~W~~28,766 million of other provision in relation to the lawsuit as of March 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of March 31, 2019 are as follows, continued:

Except these significant ongoing claims, there are 12 arbitration cases pertaining to the Group as of March 31, 2019 and the significant arbitration cases for the three-month period ended March 31, 2019 are as follows:

①

KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

②

In 2016, Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. filed an arbitration against the Group to the Korea Commercial Arbitration Board in relation to the request for additional construction costs. As described in Note 27.(2), the Group recognized the litigation provisions of ~~W~~204,787 million in relation to this arbitration case and made the payment according to the results of this arbitration during the year ended December 31, 2018.

③

In 2016, Halla Corporation filed on arbitration against the Group to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Group filed on arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Group has recognized ~~W~~19,754 million of provision for the best estimate of the expenditure required to fulfill its obligations in relation to this arbitration as of March 31, 2019.

④

In connection with the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of March 31, 2019 and December 31, 2018 are as follows:

①

In order to secure its status as a shareholder of Navanakorn Electric Co., Ltd., the Group has signed a fund supplement contract. According to the contract, in case Navanakorn Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, the Group bears a payment obligation in proportion to its ownership.

②

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

③

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and Mizuho bank and others investment guarantee up to USD 43,500 thousand in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

④

The Group has provided MUFG Bank, Ltd. (MUFG) (formerly, the Bank of Tokyo Mitsubishi UFJ. Ltd. (BTMU)) borrowing guarantee up to USD 41,258 thousand proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of March 31, 2019 and December 31, 2018 are as follows, continued:

⑤

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑥

The Group has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, an associate of the Group.

(3)	Credit lines provided by financial institutions as of March 31, 2019 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Limited amount
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,855,000
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	KEB Hana Bank and others	KRW	1,050,000
Limit amount available for card	KEB Hana Bank and others	KRW	54,904
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,178,400
	DBS Bank and others	USD	1,942,700
Certification of payment on payables from foreign country	Nonghyup Bank	USD	4,680
Certification of payment on L/C	Shinhan Bank and others	USD	975,163
Certification of performance guarantee on contract	KEB Hana Bank and others	EUR	4,158
	KEB Hana Bank and others	INR	453,430
	Korea Development Bank and others	JPY	637,322
	Seoul Guarantee Insurance and others	KRW	79,225
	First Abu Dhabi Bank and others	USD	923,845
	KEB Hana Bank	SAR	6,508
	Bank of Kathmandu and others	NPR	36,304
	KEB Hana Bank	CAD	464
Certification of bidding	KEB Hana Bank and others	USD	110,000
	Shinhan Bank	ZAR	55,730
Advance payment bond, Warranty bond, Retention bond and others	Export-Import Bank of Korea and others	USD	3,971,730
Others	Shinhan Bank	JPY	381,210
	Nonghyup Bank and others	KRW	317,476
	Export-Import Bank of Korea and others	USD	1,199,031
Inclusive credit	Shinhan Bank	INR	70,028
	KEB Hana Bank	KRW	258,000
	KEB Hana Bank and others	USD	31,183
Trade finance	BNP Paribas and others	USD	800,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

50.	Contingencies and Commitments, Continued

(4)	As of March 31, 2019, blank check and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description

Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd	Nonghyup Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	132,000	Collateral for borrowings (*1)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and Others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd	Woori Bank and Others	Utility plant and others	KRW	293,400	Collateral for borrowings
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	337,000	Collateral for borrowings (*1)

(*1)	This is based on the amount of loan commitment limit.

(*2)	As of March 31, 2019, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from Korea Energy Agency as of March 31, 2019. The Group has provided a blank check as repayment guarantee.

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~80,398 million as of March 31, 2019, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~11 million and depreciation on the utility plant of ~~W~~1,636 million are recorded in other expenses for the three-month period ended March 31, 2019. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of March 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

March 31, 2019

(Unaudited)

50.	Contingencies and Commitments, Continued

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of March 31, 2019. The book value of facility is ~~W~~17,223 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The ultimate outcome of this event cannot be reasonably estimated.

51.	Adjusted Operating Profit (loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the three-month periods ended March 31, 2019 and 2018 to the operating profit or loss as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	March 31, 2019		March 31, 2018

Operating profit (loss) on the consolidated statements of comprehensive income (loss)	~~W~~	(629,880)	(127,613)
Add
Other income
Reversal of other provisions		7,080	582
Reversal of other allowance for bad debt		—	15
Gains on government grants		71	78
Gains on assets contributed		64	24
Gains on liabilities exempted		103	6,924
Compensation and reparations revenue		18,842	19,811
Revenue from research contracts		1,150	1,094
Rental income		46,982	43,663
Others		6,305	12,636
Other gains
Gains on disposal of property, plant and equipment		8,833	14,366
Gains on disposal of intangible assets		97	—
Gains on foreign currency translation		4,540	4,100
Gains on foreign currency transaction		6,301	13,505
Gains on insurance proceeds		13	—
Others		66,345	62,787
Deduct
Other expense
Compensation and indemnification expense		—	(30)
Accretion expenses of other provisions		(51)	(129)
Depreciation expenses on investment properties		(244)	(290)
Depreciation expenses on idle assets		(1,636)	(1,637)
Other bad debt expense		(847)	(2,496)
Donations		(11,985)	(5,288)
Others		(5,473)	(7,031)
Other loss
Losses on disposal of property, plant and equipment		(13,992)	(3,429)
Losses on disposal of intangible assets		—	(2)
Impairment loss on property, plant and equipment		(2,279)	—
Losses on foreign currency translation		(58,960)	(3,348)
Losses on foreign currency transaction		(9,860)	(14,706)
Others		(11,322)	(19,217)

Adjusted operating profit (loss)	~~W~~	(579,803)	(5,631)